As filed with the Securities and Exchange Commission on March 15, 2001
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                               BE AEROSPACE, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                             06-1209796
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                             Identification No.)

                               BE Aerospace, Inc.
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                                 (561) 791-5000
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                               -------------------
                            Edmund J. Moriarty, Esq.
                               BE Aerospace, Inc.
                                 General Counsel
                            1400 Corporate Center Way
                            Wellington, Florida 33414
                      (561) 791-5000 / (561) 791-3966 (fax)
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------
                                   Copies to:
Rohan S. Weerasinghe, Esq.                         William J. Whelan, III, Esq.
    Shearman & Sterling                              Cravath, Swaine & Moore
   599 Lexington Avenue                                  Worldwide Plaza
 New York, New York 10022                               825 Eighth Avenue
      (212) 848-4000                                 New York, New York 10019
                                                         (212) 474-1000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------
                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================

                                                          Proposed maximum        Proposed maximum
Title of each class                  Amount to be          offering price             aggregate               Amount of
of securities to be registered      registered (1)          per share (2)         offering price (2)     registration fee

---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value        4,025,000 shares           $22.875                  $92,071,875           $23,018
===========================================================================================================================

(1) Includes 525,000 shares of common stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low sales prices for the Common Stock on March 14, 2001.

                                 ---------------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                   Subject to Completion, dated March 15, 2001


                                3,500,000 Shares


                               BE AEROSPACE, INC.


                                  Common Stock
                               -------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         We are selling 1,089,793 shares of common stock and the selling stockholders are selling 2,410,207 shares of common stock.

         Our common stock is quoted on The Nasdaq National Market under the symbol "BEAV." The last reported sale price on March 14, 2001, was $22 7/8 per share.

         The underwriters have an option to purchase a maximum of ___ additional shares to cover over-allotments of shares.

         Investing in our common stock involves risks. See "Risk Factors" on page 9.

                                                                     Underwriting                   Proceeds to
                                                        Price to     Discounts and   Proceeds to      Selling
                                                         Public       Commissions    BE Aerospace   Stockholders
                                                         ------       -----------    ------------   ------------
Per Share............................................    $            $              $              $
Total................................................    $            $              $              $

         Delivery of the shares of common stock will be made on or about
                 , 2001.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Credit Suisse First Boston                        Dresdner Kleinwort Wasserstein

                The date of this prospectus is      , 2001.

                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----
FORWARD-LOOKING STATEMENTS...........................................2
SUMMARY..............................................................3
RISK FACTORS.........................................................9
USE OF PROCEEDS.....................................................14
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY.....................14
CAPITALIZATION......................................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS...............................16
BUSINESS............................................................24
SELLING STOCKHOLDERS................................................37
DESCRIPTION OF CAPITAL STOCK........................................41
UNDERWRITING........................................................45
NOTICE TO CANADIAN RESIDENTS........................................48
LEGAL MATTERS.......................................................49
EXPERTS.............................................................49
WHERE YOU CAN FIND ADDITIONAL INFORMATION...........................49
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...................49




                               ------------------

         You should rely only on the information contained in this document or to which we refer you. We have not authorized any one to provide you with information that is different. This document may ony be used where it is legal to sell these securities. The information in this document may only be accurate only on the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.


                           FORWARD-LOOKING STATEMENTS

         This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "could," "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue," "predict," or other similar words. These statements are only present expectations. Actual events or results may differ materially. Factors that might cause such a difference include those discussed in our filings with the Securities and Exchange Commission, including but not limited to our most recent proxy statement, Form 10-K and Form 10-Q's and under the heading "Risk Factors" in this prospectus.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                    SUMMARY

         This summary highlights selected information incorporated by reference or appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety, including the documents incorporated by reference.

         Our fiscal year ends on the last Saturday in February of each year, and references to fiscal 2000 and the like are to the year ended on the last Saturday in February of the referenced year (for example, fiscal 2000 refers to the fiscal year ended February 26, 2000).

                                   Our Company

General

         We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

         o commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

         o a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

         o both chemical and gaseous commercial aircraft oxygen delivery systems; and

         o business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

         In addition, our cabin interior structures and engineering and services group designs, develops and manufactures a broad range of cabin interior structures such as galleys and crew rests, and provides comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and related component kits.

Competitive Strengths

         We believe that we have a strong, competitive position attributable to a number of factors, including the following:

         Combination of Manufacturing and Cabin Interior Design Services. We believe that we are the only manufacturer of a broad technologically-advanced line of cabin interior products with interior design capabilities. We believe that this positions us to provide "one-stop shopping" to our customers.

         Technological Leadership/New Product Development. We believe that we are a technological leader in our industry. We believe our research and development effort and our on-site engineers at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and needs and thereby gain early entrant advantages.

         Proven Track Record of Acquisition Integration. We have demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate facilities and personnel, including engineering, manufacturing and marketing activities, as well as rationalizing product lines.

Business Strategy

         Our business strategy is to maintain a leadership position and to best serve our customers by:

         o offering the broadest, most technologically advanced and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services as well as maintenance, upgrade and repair services;

         o pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

         o aggressively pursuing initiatives of continuous improvement of our manufacturing operations to reduce cycle time, lower cost, improve quality and expand our margins;

         o pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturers and encompassing our entire product line; and

         o        pursuing selective strategic acquisitions.

         In addition, due to our recent acquisitions, we have expanded our business strategies to better position ourselves to participate in the large and rapidly growing business of aircraft reconfiguration and passenger to freighter conversion; and also to capitalize on two significant trends in the aerospace industry:

         o major original equipment manufacturers are shrinking their supplier base;

         o major original equipment manufacturers are accelerating the outsourcing of components and sub-assemblies.


Recent Acquisitions

         Effective February 24, 2001 we completed the acquisition of three companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc. and DMGI, Inc., by issuing to the former stockholders a total of approximately 2.4 million shares of our common stock, paying them a total of $4.35 million in cash and assuming or repaying indebtedness of the acquired companies totaling approximately $9.1 million. This consideration represents an aggregate purchase price of approximately $65.0 million. The aggregate purchase price includes approximately $3.5 million of consideration, represented by 187,500 shares of our common stock that were funded into an escrow account. The payment of this consideration is contingent upon the business of one of the companies achieving specified operating targets during the year ending February 2002. Any proceeds from the sale of these escrow shares in excess of the earnings incentive of approximately $3.5 million will be paid to us. Each of these transactions will be accounted for using the purchase method of accounting.

         We believe that these acquisitions will enable us to achieve a number of important strategic objectives, including:

         Positioning the company to become the outsourcing partner of choice in the rapidly-growing business of converting passenger airliners to freighters. Industry experts indicate that the size of the worldwide freighter fleet will nearly double over the next twenty years, adding almost 2,600 aircraft. Industry sources also estimate that almost 70 percent of that increase is expected to come from converting commercial passenger jets to use as freighters. We have a highly skilled engineering services group which is focused on engineering design, certification and program management of aircraft reconfiguration and passenger to freighter conversions. As a result of our recent acquisitions, we now also have the capability to manufacture a broad range of structural components, connectors and fasteners. We believe that these acquisitions, coupled with our existing capabilities in the reconfiguration and passenger to freighter conversion business, will position us to become the outsourcing partner of choice in this important growth area.

         Broadening and improving our manufacturing capabilities company-wide. We believe these acquisitions are a significant step in establishing manufacturing as a point of differentiation from our competitors. Each of the newly-acquired businesses have earned very high ratings for quality and on-time delivery. One of the acquired companies is the only precision machining company in the world which holds The Boeing Company's Gold supplier performance rating, while another of the acquired businesses has earned Boeing's Silver supplier performance rating. Among the approximately 20,000 suppliers to Boeing, only one percent have ratings of Silver or better. Less than one tenth of one percent have Gold ratings. We intend to adopt the best practices from these new businesses throughout our company. We believe that the adoption of the best practices of these acquired businesses will assist us in more efficiently designing products for manufacturing, reducing our total manufacturing cycle times, improving quality and lowering costs.

         Participating in the growth opportunity created by major airframe manufacturers; outsourcing strategies. The major aerospace manufacturers are increasingly focusing on their areas of core competency -- design, assembly, marketing and finance. As a result, the industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. These industry trends, coupled with the performance rating systems in place at Boeing and Airbus Industrie, are placing significant pressure on smaller suppliers to team up with larger entities. We believe there is a significant growth opportunity for properly positioned and larger, well-capitalized suppliers, like us, to capture increasingly larger amounts of manufacturing and assembly work that will be outsourced to a shrinking supplier base. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry, and we plan to be one of the companies that benefits from this growth opportunity.

         This offering is intended, in part, to register for sale the shares of common stock issued to the former stockholders of the three businesses we acquired. The terms of the acquisition agreements together provide that the selling stockholders will receive net proceeds from the resale of their shares equal to a total of approximately $39.4 million. Any proceeds in excess of the approximately $39.4 million will be for our benefit and if the net proceeds to the selling stockholders are less than approximately $39.4 million, we will pay the selling stockholders the difference from our available funds. In the event that the shares are not sold within 180 days of the closing of the acquisitions, we are obligated to repurchase these shares and pay approximately $39.4 million in cash to the selling stockholders. We may also repurchase these shares at any time from the selling stockholders for an amount equal to approximately $39.4 million in cash. The acquisition agreements are described more fully under the heading "Selling Stockholders."

Principal Executive Offices

         Our principal executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414. Our telephone number at that location is (561) 791-5000. You may also obtain additional information about us from our website, www.beaerospace.com. Information on our website is not part of this prospectus.

                                  The Offering

     Common stock offered in this offering:

       By us.................................... 1,089,793 shares

       By the selling stockholders.............. 2,410,207 shares

              Total............................. 3,500,000 shares

     Common stock to be outstanding
        after this offering..................... 29,733,930 shares

     Use of proceeds............................ The net proceeds from the sale of shares of our common stock
                                                 by the selling stockholders
                                                 will be paid to them. In the
                                                 event their net proceeds exceed
                                                 approximately $39.4 million,
                                                 the selling stockholders will
                                                 pay us such excess. If the net
                                                 proceeds to the selling
                                                 stockholders are less than
                                                 approximately $39.4 million, we
                                                 will pay the selling
                                                 stockholders the difference
                                                 from our available funds.

                                                 We estimate that the net
                                                 proceeds to us from our sale of
                                                 shares of our common stock in
                                                 this offering, based on the
                                                 last reported sales prices of
                                                 our common stock on March 14,
                                                 2001, without exercise of the
                                                 over-allotment option, will be
                                                 approximately $35.3 million,
                                                 including the estimated net
                                                 proceeds to the selling
                                                 stockholders in excess of $39.4
                                                 million.

                                                 We intend to use the net
                                                 proceeds we receive from the
                                                 sale of our shares of common
                                                 stock or from the resale by the
                                                 selling stockholders of the
                                                 shares of our common stock in
                                                 excess of approximately $39.4
                                                 million to repay a portion of
                                                 our outstanding indebtedness
                                                 under our existing revolving
                                                 credit facility.

     Risk Factors............................... See "Risk Factors" and other information included in this
                                                 prospectus for a discussion of
                                                 factors you should carefully
                                                 consider before deciding to
                                                 invest in shares of our common
                                                 stock.

     Nasdaq National Market symbol.............. BEAV


         The number of shares of our common stock to be outstanding immediately after the offering does not take into account 468,847 shares reserved for issuance under our non-employee directors option, deferred stock and compensation plans and a total of 6,338,945 shares reserved for issuance under our employee stock option and benefit plans as of March 12, 2001. The number of shares of our common stock to be outstanding after the offering also assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional ___ shares.

                             Summary Financial Data


         This summary financial data is intended only as a convenient reference. Our annual report on Form 10-K for the fiscal year ended February 26, 2000 includes, among other things, the audited consolidated financial statements and notes thereto from which we derived the summary financial data (excluding backlog) for fiscal 1998, 1999 and 2000 and the independent auditors' report. The Form 10-K Annual Report and the information herein should be read together for a complete understanding of our financial position, results of operations, cash flows and changes in shareholders' equity.

         We derived the summary financial data below, excluding backlog, as of November 25, 2000 and for the nine months ended November 25, 2000 and November 27, 1999 from our unaudited financial statements included in our quarterly report on Form 10-Q, which financial information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such periods. The results for the nine months ended November 25, 2000 are not necessarily indicative of the results to be expected for the entire year. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18.


                                                     Nine Months Ended                  Fiscal Year Ended
                                                ---------------------------  -----------------------------------------
                                                November 25,  November 27,   February 26,  February 27,   February 28,
                                                ------------ --------------  ------------  ------------   ------------
                                                    2000         1999 (a)      2000 (a)      1999 (b)        1998(c)
                                                ------------ --------------  ------------  ------------   ------------
                                                               (Dollars in thousands, except per share data)

Statement of Operations Data :

Net sales .................................     $ 500,651     $ 541,505      $ 723,349      $ 701,325      $ 487,999
Cost of sales .............................       314,792       406,589        543,682        522,875        309,094
                                                ---------     ---------      ---------      ---------      ---------
   Gross profit ...........................       185,859       134,916        179,667        178,450        178,905
Operating expenses:
   Selling, general and administrative ....        71,159        70,576         94,891         83,648         58,622
   Research, development and engineering ..        37,263        40,265         54,004         56,207         45,685
   Transaction gain, expenses and other
    expenses ..............................          --            --             --           53,854          4,664
   Amortization of intangible assets ......        17,535        17,699         24,076         22,498         11,265
                                                ---------     ---------      ---------      ---------      ---------
   Total operating expenses ...............       125,957       128,540        172,971        216,207        120,236
                                                ---------     ---------      ---------      ---------      ---------
   Operating earnings (loss) ..............        59,902         6,376          6,696        (37,757)        58,669

Equity in losses of unconsolidated
subsidiary ................................          --           1,289          1,289             --             --
Interest expense, net .....................        40,917        39,707         52,921         41,696         22,765
                                                ---------     ---------      ---------      ---------      ---------
Earnings (loss) before income taxes and
   extraordinary item .....................        18,985       (34,620)       (47,514)       (79,453)        35,904
Income taxes ..............................         1,899         6,283          3,283          3,900          5,386
                                                ---------     ---------      ---------      ---------      ---------
Earnings (loss) before extraordinary item .        17,086       (40,903)       (50,797)       (83,353)        30,518
Extraordinary item ........................          --            --             --             --            8,956
                                                ---------     ---------      ---------      ---------      ---------
Net earnings (loss) .......................     $  17,086     $ (40,903)     $ (50,797)     $ (83,353)     $  21,562
                                                =========     =========      =========      =========      =========

Diluted net earnings (loss) per common
share
    Earnings (loss) before extraordinary
    item ..................................     $     .67     $   (1.65)     $   (2.05)     $   (3.36)     $    1.30

    Extraordinary item ....................          --            --             --             --             (.38)
                                                ---------     ---------      ---------      ---------      ---------

    Net earnings (loss) ...................     $     .67     $   (1.65)     $   (2.05)     $   (3.36)     $     .92
                                                =========     =========      =========      =========      =========

    Weighted average shares of common
    stock .................................        25,588        24,757         24,764         24,814         23,430
                                                =========     =========      =========      =========      =========
Other Data:

Depreciation and amortization .............     $  32,078     $  31,863      $  42,237      $  40,690      $  24,160
Capital expenditures ......................        15,399        27,457         33,169         37,465         28,923
Backlog ...................................       500,000       530,000        470,000        640,000        560,000

                                                 As of November 25, 2000
Balance Sheet Data:                              Actual       As Adjusted  (d)
                                                 ------       -----------
Working capital.............................    $ 162,389     $ 156,399
Total assets................................      837,021       892,840
Long-term debt..............................      602,469       572,885
Stockholders' equity........................       68,502       143,161

                                                 (footnotes on following page)

         The following table sets forth our adjusted gross profit, adjusted gross margin, adjusted operating earnings and adjusted net earnings excluding the costs associated with the seating manufacturing problems which we encountered during fiscal 2000, restructuring costs to reduce facilities and personnel costs, and acquisition and other costs as described in the notes to summary financial data. Adjusted gross profit, adjusted operating earnings and adjusted net earnings are not in accordance with, or an alternative for, generally accepted accounting principles and may not be consistent with similarly titled measures used by other companies. However, we believe these measures of earnings provide a better understanding of our underlying operating results and we use these measures internally to evaluate our underlying operating performance.

                                                     Nine Months Ended                             Fiscal Year Ended
                                              --------------------------------    -------------------------------------------------
                                                November 25,    November 27,      February 26,       February 27,      February 28,
                                                    2000          1999 (a)          2000 (a)           1999 (b)          1998 (c)
                                                ------------    ------------      ------------       ------------      ------------
                                                                   (Dollars in thousands except per share data)


Adjusted gross profit......................   $    185,859     $   199,816        $   263,340      $    266,275       $  178,905
Adjusted gross margin......................           37.1%           36.9%              36.4%             38.0%            36.6%
Adjusted operating earnings................         59,902          78,676            101,071           103,992           63,333
Adjusted net earnings......................         17,086          31,397             40,578            50,817           35,182
----------------

 (a) Our operating results during fiscal 2000 were negatively impacted due to operational problems in our seating operations. These problems, which have since been resolved, arose due to a misalignment between our manufacturing processes and our newly installed Enterprise Resource Planning, or ERP, system. The aggregate impact of these problems on our results was $72,300 for the nine months ended November 27, 1999 and $94,375 for the year ended February 26, 2000. Substantially all of these costs have been included as a component of cost of sales. Excluding such costs and charges for the nine months ended November 27, 1999 our adjusted gross profit was $199,816, our adjusted gross margin was 36.9%, our adjusted operating earnings were $78,676 and our adjusted net earnings were $31,397 and for the year ended February 26, 2000, our adjusted gross profit was $263,340, our adjusted gross margin was 36.4%, our adjusted operating earnings were $101,071 and our adjusted net earnings were $40,578.

 (b) As a result of acquisitions in 1999, we recorded a charge of $79,155 for the write-off of acquired in-process research and development and acquisition-related expenses. We also sold a 51% interest in our in-flight entertainment business as a result of which we recorded a gain of $25,301. Transaction gain, expenses and other expenses for the year ended February 27, 1999 consist of the in-process research and development and other acquisition expenses, offset by the gain attributable to the sale of our in-flight entertainment business. During fiscal 1999, we implemented a restructuring plan. In connection therewith we closed 7 plants and we reduced the size of our workforce by approximately 1000. As a result, we incurred $87 million of cost which included both the restructuring referred to above and the rationalization of related product lines and the introduction of new products. Excluding such costs and expenses for the year ended February 27, 1999, our adjusted gross profit was $266,275, our adjusted gross margin was 36.4%, our adjusted operating earnings were $103,922 and our adjusted net earnings were $50,817.

 (c) In fiscal 1998, we resolved a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran Air. We recorded a charge of $4,664 in fiscal 1998 related to fines, civil penalties and associated legal fees arising from the settlement. We incurred an extraordinary charge of $8,956 during fiscal 1998 for unamortized debt issue costs, tender and redemption premiums and fees and expenses related to the repurchase of our 9 3/4% senior notes.

 (d) Adjusted to reflect the acquisitions we made in 2001 and the sale of the shares of our common stock in this offering and the application of the proceeds.

                                  RISK FACTORS

         You should carefully consider the risks described below, in addition to the other information in this prospectus, including the documents incorporated by reference, before making a decision to invest in our common stock. Our business, financial condition or results of operations could be materially adversely affected and the trading price of our common stock could decline due to any of these risks. As a result, you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We are directly dependent upon the conditions in the airline industry

         Our principal customers are the world's commercial airlines. As a result, our business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and by delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry and a decline in our business and profitability. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to strong aggregate operating earnings for the last six years. This financial turnaround has, in part, been driven by record load factors and rising fare prices. Recently, however, increases in fuel prices, the softening of the global economy and labor unrest have negatively impacted airline profitability. Should the airline industry suffer a severe and prolonged downturn which adversely affects their profitability, discretionary airline spending, including for new aircraft and cabin interior refurbishments and upgrades, would be more closely monitored or even reduced, which could have a material adverse effect on our business results and financial condition. In addition, any prolonged labor unrest experienced by any of our major customers could lead to a delay in their scheduled refurbishment and upgrade programs which could have a material adverse effect on our business and financial condition.

Our substantial indebtedness could limit our ability to obtain additional financing and will require that a significant portion of our cash flow be used for debt service

         We have substantial indebtedness and, as a result, significant debt service obligations. As of November 25, 2000, we had approximately $607 million aggregate amount of indebtedness outstanding, representing approximately 90% of total capitalization. Giving pro forma effect to the three recent acquisitions described above as of November 25, 2000, and to this offering, our indebtedness would have aggregated approximately $581 million, representing approximately 80% of total capitalization. We could incur substantial additional indebtedness in the future.

         The degree of our leverage could have significant consequences to purchasers or holders of our shares of common stock, including:

         o limiting our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements;

         o limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of those funds to fund debt service obligations;

         o increasing our vulnerability to adverse economic and industry conditions; and

         o increasing our exposure to interest rate increases because borrowings under our bank credit facilities are at variable interest rates.

         Our ability to satisfy our debt service obligations will depend upon, among things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors, beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

We have significant financial and operating restrictions in our debt instruments that may have an adverse affect on our operations

         Our bank credit facilities and the indentures governing our outstanding 9 7/8% notes, 8% notes and our 9 1/2% notes contain numerous financial and operating covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Our bank credit facilities also require us to meet certain financial ratios and tests. Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in our current or future bank credit facilities or our indentures could result in an event of default under our bank credit facilities, or such indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

The airline industry is heavily regulated and failure to comply with applicable laws could reduce our results of operations

         The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies, such as the U.K. Civil Aviation Authority and the Japanese Aeronautics Authority, regulate these matters in other countries. If we fail to obtain a required license for one of our products or services or lose a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be both expensive and time consuming.

We compete with a number of established companies, some of which have significantly greater financial, technological and marketing resources than we do

         We compete with a number of established companies. Some of these companies, particularly in the passenger to freighter conversion business, have significantly greater financial, technological and marketing resources than we do. Although we have achieved a leading position in a number of our commercial airline cabin interior products, there can be no assurance that we will be able to maintain these positions. Our ability to maintain our leadership position will depend on our ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which our products are currently in service. It will also depend on our success in causing our products to be selected for installation in new aircraft, including next-generation aircraft, and in avoiding product obsolescence. Our ability to maintain or expand our market position in the rapidly growing passenger to freighter conversion business will depend on our success in being selected to convert specific aircraft, our ability to maintain and enhance our engineering design, our certification and program management capabilities and our ability to effectively use our recent acquisitions to manufacture a broader range of structural components, connectors and fasteners used in this business.

Our future success depends on our ability to manufacture quality products and to deliver our products on time

         During the latter part of fiscal 1999 and throughout fiscal 2000, we experienced significant operating inefficiencies in our seating programs which resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. As a result of our late customer deliveries, certain airlines diverted their seating programs to other manufacturers.

         While we have experienced a turnaround in our manufacturing productivity and efficiencies, we cannot assure you that the rate of these improvements will continue or that we will not discover other inefficiencies in our business that would make us unable to manufacture quality products or deliver our products on time.

Our acquisition strategy may be less successful than we expect and therefore, our growth may be limited

         We have significantly grown our business through acquisitions. During fiscal 2001, we acquired three companies, Alson Industries, Inc., T.L. Windust Machine, Inc. and DMGI, Inc. We cannot assure you we will be successful in integrating these businesses into our company. We intend to consider future strategic acquisitions in the commercial airline and general aviation cabin interior industries, some of which could be material to us. We are in discussions from time to time with one or more third parties regarding possible acquisitions, including from time to time with companies that are substantially equivalent in size to us. As of the date of this prospectus, except as disclosed herein, we have no agreements with any material prospective acquisition candidates in respect of a specific transaction. Our ability to continue to achieve our goals may depend upon our ability to identify and successfully acquire attractive companies, to effectively integrate such companies, achieve cost efficiencies and to manage these businesses as part of our company.

         The difficulties of combining the operations, technologies and personnel of companies we acquire, including those we just acquired in fiscal 2001, into our company include:

         o coordinating and integrating geographically separated organizations; and

         o        integrating personnel with diverse business backgrounds.

         We cannot assure you that we will be able to effectively manage or integrate the acquired companies. Further, we may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of certain customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management's attention and any delays or difficulties encountered in connection with the transition and integration of these businesses could have a material adverse effect on our business and results of operations.

         Depending upon the acquisition opportunities available, we may need to raise additional funds. We may seek such additional funds through public offerings or private placements of debt or equity securities or bank loans. Issuance of additional equity securities by us could result in substantial dilution to stockholders. In the absence of such financing, our ability to make future acquisitions in accordance with our business strategy, to absorb adverse operating results, to fund capital expenditures or to respond to changing business and economic conditions may be adversely affected, all of which may have a material adverse effect on our business, results of operations and financial condition.

There are risks inherent in international operations that could have a material adverse effect on our business operations

         Our foreign operations accounted for 29% of total sales during fiscal 2000, as compared to 27% during fiscal 1999. We have direct investments in a number of subsidiaries in foreign countries (primarily in Europe). Fluctuations in the value of foreign currencies affect the dollar value of our net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. At November 25, 2000, we reported a cumulative foreign currency translation amount of $(28.4) million in stockholders' equity as a result of foreign currency adjustments, and there can be no assurance that we will not incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. Historically, foreign currency risk has not been material because a substantial majority of our sales have been denominated in the currency of the country of product origin and no repatriation of earnings has occurred, or is anticipated. There can be no assurance that a substantial majority of sales will continue to be denominated in the currency of the country of product origin or as to the impact of changes in the value of the United States dollar or other currencies. The largest foreign currency exposure results from activity in Dutch guilders and British pounds.

         We have not hedged net foreign investments in the past, although we may engage in hedging transactions in the future to manage or reduce our foreign exchange risk. There can be no assurance that our attempts to manage our foreign currency exchange risk will be successful.

         Our foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where we operate. There can be no assurance as to the impact of any such events that may occur in the future.

The airline industry is subject to extensive health and environmental regulation, any violation of which could subject us to significant liabilities and penalties

         We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

RISKS ASSOCIATED WITH OUR CAPITAL STOCK

Provisions in our charter documents may discourage potential acquisitions of our company, even those which the holders of a majority of our common stock may favor

         Our restated certificate of incorporation and by-laws contain provisions that may have the effect of discouraging a third party from making an acquisition of us by means of a tender offer, proxy contest or otherwise. Our restated certificate of incorporation and by-laws:

         o classify the board of directors into three classes, with directors of each class serving for a staggered three-year period;

         o provide that directors may be removed only for cause and only upon the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of such directors;

         o require at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors to alter, amend or repeal the provisions relating to the classified board and removal of directors described above;

         o permit the board of directors to fill vacancies and newly created directorships on the board;

         o        restrict the ability of stockholders to call special meetings;
                  and

         o        contain advance notice requirements for stockholder proposals.

Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

         Our board of directors has declared a dividend of one preferred share purchase right for each share of common stock outstanding. A right will also be attached to each share of common stock subsequently issued. The rights will have certain anti-takeover effects. If triggered, the rights would cause substantial dilution to a person or group of persons that acquires more than 15.0% of our common stock on terms not approved by our board of directors. The rights could discourage or make more difficult a merger, tender offer or other similar transaction.

         Under our restated certificate of incorporation, our board of directors also has the authority to issue preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The board of directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could make it more difficult for a third party to gain control of us. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder", or generally a 15% stockholder, to effect various business combinations with a corporation for a three-year period.

You may not receive cash dividends on our shares

         We have never paid a cash dividend and do not plan to pay cash dividends on our common stock in the foreseeable future. We intend to retain our earnings to finance the development and expansion of our business and to repay indebtedness. Also, our ability to declare and pay cash dividends on our common stock is restricted by covenants in our credit facilities and in our outstanding notes.

If the price of our common stock continues to fluctuate significantly, you could lose all or a part of your investment

         In the past 12 months, the closing price of our common stock has ranged from a low of $5.875 to a high of $25.875. The price of our common stock is subject to sudden and material increases and decreases, and decreases could adversely affect investments in our common stock. The price of our common stock could fluctuate widely in response to:

         o        our quarterly operating results;

         o        changes in earnings estimates by securities analysts;

         o        changes in our business;

         o        changes in the market's perception of our business;

         o changes in the businesses, earnings estimates or market perceptions of our competitors or customers;

         o        changes in general market or economic conditions; and

         o        changes in the legislative or regulatory environment.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

                                 USE OF PROCEEDS

         We estimate that the net proceeds to us from our sale of shares of our common stock in this offering, based on the last reported sales price of our common stock on March 14, 2001, without exercise of the over-allotment option, will be approximately $35.3 million, including the estimated net proceeds to the selling stockholders in excess of approximately $39.4 million. The net proceeds from the sale of shares of our common stock by the selling stockholders will be paid to them. In the event their net proceeds exceed approximately $39.4 million, the selling stockholders will pay us such excess. If the net proceeds to the selling stockholders are less than approximately $39.4 million, we will pay the selling stockholders the difference from our available funds.

         We intend to use the net proceeds we receive from the sale of our shares of common stock or from the resale by the selling stockholders of shares of our common stock in excess of approximately $39.4 million to repay a portion of our outstanding revolving credit indebtedness under our existing credit facilities with The Chase Manhattan Bank, which amounts may be immediately re-borrowed. As of November 25, 2000, we had borrowed an aggregate of approximately $57.6 million under these credit facilities to fund working capital. The credit facilities bear interest at a weighted average rate of approximately 9.4% per year and are repayable in August 2004.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is quoted on the Nasdaq National Market under the symbol "BEAV." The following table indicates the high and low sales prices of our common stock as reported by Nasdaq National Market for the periods indicated.

                                                           High        Low
                                                           ----        ---
         Fiscal year ended February 26, 2000
         First Quarter...................................$21 1/8     $13 1/2
         Second Quarter...................................22 1/4      16 1/2
         Third Quarter....................................18 3/16      5 3/4
         Fourth Quarter................................... 9 7/8       6 3/8
         Fiscal year ended February 24, 2001
         First Quarter.................................... 9           5 7/8
         Second Quarter...................................16 3/8       6 3/8
         Third Quarter....................................17 1/4      11 13/16
         Fourth Quarter...................................23 15/16    13 1/16
         Fiscal year ended February 23, 2002
         First Quarter (through March 14, 2001) ..........25 7/8      20 3/8

         The last reported sales price of our common stock on the Nasdaq National Market as of March 14, 2001 is set forth on the cover page of this prospectus. As of February 24, 2001, we had approximately 800 record holders of our common stock.

         We have never paid cash dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. The indentures relating to our 9 7/8% senior subordinated notes, our 8% senior subordinated notes and our 9 1/2% senior subordinated notes and our bank credit facilities restrict our ability to pay cash dividends based primarily on a percentage of our earnings.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of November 25, 2000:

         o        On an actual basis; and

         o on a pro forma as adjusted basis to reflect the three acquisitions described under "Summary--Recent Acquisitions", as if these transactions had occurred as of November 25, 2000; and

         o on a pro forma as adjusted basis to reflect the sale of 3,500,000 shares of common stock in this offering at a public offering price of $22 7/8 per share, with approximately $39.4 million of the net proceeds for the account of the selling stockholders and the balance of $35.3 million used to reduce our bank indebtedness, as described under "Use of Proceeds," as if these transactions had occurred as of November 25, 2000.

         This table should be read in conjunction with our consolidated financial statements and related notes thereto and incorporated by reference in this prospectus.


                                                                                As of November 25, 2000
                                                                                -----------------------
                                                                                                               Pro Forma
                                                                                 Actual        Pro Forma      As Adjusted
                                                                                 ------        ---------      -----------
                                                                                          (Dollars in thousands)
Cash and cash equivalents.................................................    $   44,230      $   40,273      $    40,273
                                                                              ==========      ==========       ==========
Short-term debt, including current maturities of long-term debt...........    $    4,771      $    8,116      $     8,116
                                                                              ==========      ==========       ==========
Long-term debt, excluding current maturities:

   9 7/8% Senior Subordinated Notes due 2006..............................    $  100,000      $  100,000      $   100,000
   8% Senior Subordinated Notes due 2008..................................       249,549         249,549          249,549
   9 1/2% Senior Subordinated Notes due 2008..............................       200,000         200,000          200,000
   Bank Credit Facility...................................................        52,920          52,920           17,626
   Other long-term debt...................................................            --           5,710            5,710
                                                                              ----------      ----------       ----------
        Total long-term debt..............................................       602,469         608,179          572,885
                                                                              ==========      ==========       ==========

Stockholders' equity
   Preferred Stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued and outstanding.........................
   Common Stock, $.01 par value, 50,000,000 shares
     authorized; 25,480,441 shares issued and outstanding
     (28,980,441 shares, as adjusted) ....................................           255             272              290
   Additional paid-in capital.............................................       254,421         293,769          392,045
   Accumulated deficit....................................................      (157,788)       (157,788)        (157,788)
   Accumulated other comprehensive loss...................................       (28,386)        (28,386)         (28,386)
                                                                              ----------      ----------       ----------
   Total stockholders' equity.............................................        68,502         107,867          143,161
                                                                              ----------      ----------       ----------
        Total capitalization..............................................    $  675,742      $  724,162       $  724,162
                                                                              ==========      ==========       ==========



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

         o commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

         o a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

         o both chemical and gaseous commercial aircraft oxygen delivery systems; and

         o business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

         In addition, our cabin interior structures and engineering and services group designs, develops and manufactures a broad range of cabin interior structures such as galleys and crew rests, and provides comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and related component kits.

         Our revenues are generally derived from two primary sources: refurbishment or upgrade programs for the existing worldwide fleets of commercial and general aviation aircraft and new aircraft deliveries. We believe our large installed base of products, estimated to be approximately $6.3 billion as of November 25, 2000 (valued at replacement prices), gives us a significant advantage over our competitors in obtaining orders both for spare parts and for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier.

         We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. Since 1989, we have completed 18 acquisitions, including three acquisitions during fiscal 2001, for an aggregate purchase price of approximately $742 million in order to position ourselves as the preferred global supplier to our customers.

         During the period from 1989 to 1996, we acquired nine commercial aircraft cabin interior products manufacturers for approximately $290 million. Through these acquisitions we built worldwide market leadership positions and became the number one manufacturer for a large number of product offerings. At the same time, we rationalized our businesses and began re-engineering our operations. We integrated the acquisitions by eliminating 11 operating facilities and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees through January 1998.

         During fiscal 1999 we completed six acquisitions for approximately $387 million. Through these acquisitions we extended our product offerings into oxygen systems and we entered three new markets. These markets include the structural reconfiguration of passenger cabins, the conversion of passenger aircraft to freighters and the business jet cabin interiors market. During the fourth quarter of fiscal 1999, we launched a series of initiatives directed towards expanding our profit margins by consolidating these operations, improving productivity, reducing costs and inventory levels and speeding production of finished products. These actions included eliminating seven principal facilities, reducing our employment base by over 1,000 employees during fiscal 2000 and rationalizing our product offerings. The plan also included initiatives to install company-wide information technology and engineering design systems and implement lean manufacturing techniques in our remaining factories. We recognized a charge in the fourth quarter of fiscal 1999 of $87.8 million to provide for the entire amount of the restructuring, along with costs associated with new product introductions, all of which was charged to cost of sales.

         During fiscal 2000, we restructured our seating products operations and decided to discontinue certain product and service offerings. This product line rationalization eliminated two additional facilities bringing the total number of facilities down to 14 from 31. It also resulted in a headcount reduction of approximately 700. The total cost of this product and service line rationalization was approximately $34 million.

         All of the aforementioned initiatives to integrate, rationalize and restructure the businesses acquired prior to fiscal 2001 had an aggregate cost of approximately $180 million. These initiatives enabled us to eliminate 17 facilities and reduce headcount by over 3,000 employees. We believe these initiatives have enabled us to substantially expand profit margins, strengthen the global business management focus on our core product categories, achieve a more effective leveraging of our resources and improve our ability to rapidly react to changing business conditions. In conjunction with these efforts, we have also implemented a company-wide information technology system, a company-wide engineering system and initiated lean manufacturing techniques in our remaining facilities. Common management information and engineering systems and lean manufacturing processes across all operations, coupled with a rationalized product offering are expected to provide us with the ongoing benefit of a generally lower cost structure, and expanding gross and operating margins.

         Effective February 24, 2001 we completed the acquisition of three companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc. and DMGI, Inc., by issuing to the former stockholders a total of approximately 2.4 million shares of our common stock, paying them a total of $4.35 million in cash and assuming or repaying indebtedness of the acquired companies totaling approximately $11 million. This consideration represents an aggregate purchase price of approximately $65.0 million. The aggregate purchase price includes approximately $3.5 million of consideration, for which 187,500 shares of our common stock was funded into an escrow account. The payment of the approximately $3.5 million is contingent upon the business of one of the companies achieving specified operating targets during the year ending February 2002. Any proceeds from the sale of these shares in excess of the earned incentive will be paid to us. Each of these transactions will be accounted for using the purchase method of accounting.

         Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to strong aggregate operating earnings for the last six years. Airline company balance sheets have been substantially strengthened and their liquidity enhanced as a result of this profitability, debt and equity financings and a closely managed fleet expansion. Recently, however, increases in fuel prices, the softening of the global economy and labor unrest have negatively impacted airline profitability.

         During the latter part of fiscal 1999 and throughout fiscal 2000, our seating operations negatively impacted our operating results. The operating inefficiencies resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. These problems also resulted in certain airlines diverting seating programs to other manufacturers and the deferrals of other seating programs. We believe we have now resolved the problems we encountered in our seating operations.

         New product development is a strategic tool for our company. Our customers regularly request that we engage in new product development and enhancement activities. We believe that these activities, if properly focused and managed, will protect and enhance our leadership position. Engineering, research and development spending as a percentage of sales have been approximately 7% for the past several years, and is expected to remain at that level for the foreseeable future.

         We also believe in providing our businesses with the tools required to remain competitive. In that regard, we have, and will continue to invest in property and equipment that enhances our productivity. Over the past several years, annual capital expenditures, exclusive of our new information technology system, were approximately $19 million. Going forward and taking into consideration the recent acquisitions, we expect that annual spending for capital expenditures will be approximately $24 million.

         All dollar amounts in the following discussion and analysis are presented in thousands of dollars, except per share amounts.

Nine Months Ended November 25, 2000, as Compared to the Nine Months Ended November 27, 1999

         Net sales for the fiscal 2000 nine-month period were $500,651, a decrease of $40,854 or 7.5% over the comparable period in the prior year. The year over year decrease in sales is primarily attributable to lower shipments of seating products, galley structures and discontinued product and service revenues. The lower level of seating and galley structures revenues is due to both a lower level of new aircraft deliveries this year vs. last year and last year's problems in our seating business, which have since been resolved. Over the six months ended November 25, 2000 we received significant new orders which has increased our backlog by $50,000 to approximately $500,000.

         Gross profit was $185,859 or 37.1% of net sales for the nine months ended November 25, 2000, which was $50,943 or 37.8%, higher than the comparable period in the prior year of $134,916 or 24.9% of net sales. Our gross margin increased by 1,220 basis points over the gross margin we recorded in the prior nine month period which was negatively impacted by manufacturing problems in our seating operations. The current period gross margin improvement was due to the turnaround in the seating business together with the positive impact of our lean manufacturing and continuous improvement programs, which have been substantially aided by information technology investments. Lean manufacturing and continuous improvement programs are enabling us to reduce costs, improve quality and productivity and accelerate the order fulfillment cycle.

         Selling, general and administrative expenses were $71,159 or 14.2% of net sales for the nine months ended November 25, 2000, as compared to $70,576 or 13.0% of net sales in the prior year. The year over year increase in selling, general and administrative expenses was primarily attributable to costs associated with the implementation of lean manufacturing at our principal manufacturing facilities and increased costs, including depreciation expense, associated with our new Enterprise Resource Planning, or ERP, system offset by substantial headcount reductions and elimination of expenses associated with last year's problems in the seating business.

         Research, development and engineering expenses for the current nine month period were $37,263 or 7.4% of net sales or $3,002 lower than the prior year of $40,265 or 7.4% of net sales. The year over year decrease is primarily due to substantial headcount reductions in our seating and galley operations.

         Amortization expense for the nine months ended November 25, 2000 was $17,535 as compared to $17,699 in the prior year.

         We generated operating earnings of $59,902 or 12% of net sales in the current period, as compared to operating earnings of $6,376 or 1.2% of net sales in the prior year.

         Interest expense for the nine months ended November 25, 2000 was $40,917 or $1,210 greater than interest expense of $39,707 in the prior year. The increase is primarily due to higher interest rates on our bank borrowings.

         Earnings before income taxes in the current nine month period were $18,985, as compared to a loss of $34,620 in the comparable period in the prior year. Income tax expense in the current period was $1,899 as compared to $6,283 in the prior year.

         Net earnings were $17,086 or $.67 per share (diluted) for the nine months ended November 25, 2000, as compared to a net loss of $40,903 or $1.65 per share (diluted) for the comparable period in the prior year.

Year Ended February 26, 2000 Compared with Year Ended February 27, 1999

         Net sales for fiscal 2000 were $723,349, an increase of approximately $22,024, or 3.1% over the prior year. Organic revenue growth, exclusive of revenues from our in-flight entertainment business, in fiscal 2000 and fiscal 1999 was approximately 5.6% and 13.7%, respectively, whereas revenue growth on a pro forma basis for fiscal 2000 and 1999, giving effect to our acquisitions in fiscal 1999 and excluding revenues from our in-flight entertainment business for both periods, was approximately 4.1% in 2000 and 15.5% in 1999. Of our backlog of approximately

$470,000 as of February 26, 1999, approximately $279,000 is deliverable by the end of fiscal 2001. Our backlog at February 26, 1999 aggregated approximately $640,000.

         During the latter part of fiscal 1999 and throughout fiscal 2000, our operating results were negatively impacted by our seating operations. These operating problems resulted in delayed deliveries to customers, increased re-work of seating products, claims for warranty, penalties, out of sequence charges, substantial increases in air freight and other expedite-related costs. Late customer deliveries resulted in certain airlines diverting seating programs to other manufacturers and the deferral of other seating programs. We have now resolved the operating problems in our seating business.

         Gross profit for fiscal 2000 was $179,667. Gross profit for fiscal 2000 before the special costs and charges described below was $263,340 (36.4% of net sales). This was 1% less than the prior year of $266,275 (calculated on a comparable basis), which represented 38% of net sales. The decrease in gross profit before special costs and charges is primarily attributable to the mix of product sales during the year.

         During fiscal 2000, we incurred $36,076 of costs in our seating operations associated with claims for penalties, out of sequence charges, warranties and substantial increases in air freight and other expedite-related costs. In addition, we incurred approximately $24,000 of manufacturing and engineering inefficiencies, of which $16,300 has been included as a component of cost of sales, $3,700 has been included as a component of selling, general and administrative expenses and $4,000 has been included as a component of research, development and engineering expenses. Also, during fiscal 2000, we completed a review of our businesses and decided to discontinue certain product and service offerings. This product line rationalization will reduce the number of facilities by two and is expected to result in a headcount reduction of approximately 700. The total cost of this product and service line rationalization was $34,299. Approximately $31,297 of the rationalization costs are included in cost of sales, with the balance of $3,002 charged to operating expenses.

         The aggregate impact of these operating inefficiencies, penalties, and product line rationalization costs was to increase cost of sales and operating expenses by $94,375 during fiscal 2000. Future margin expansion will largely depend upon the success of our seating business in four areas: achieving planned efficiencies for recently-introduced products, optimizing manufacturing processes with the new management information system, successfully implementing lean manufacturing techniques and rationalizing facilities and personnel. While our manufacturing productivity and efficiency has improved recently, there can be no assurance that the rate of these improvements will continue.

         Selling, general and administrative expenses were $94,891 (13.1% of net sales) for fiscal 2000, which was $11,243, or 13.0%, greater than the comparable period in the prior year of $83,648 (11.9% of net sales). Severance and other facility consolidation costs associated with the charges described above, together with increased operating expenses at our seating products operations and increased management information system training costs and related expenses were the principal reasons for the increase.

         Research, development and engineering expenses were $54,004 (7.5% of net sales) during fiscal 2000, a decrease of $2,203 over the prior year.

         Amortization expense for fiscal 2000 of $24,076 was $1,578 greater than the amount recorded in the prior year, and is due to our acquisitions in 1999.

         Based on management's assumptions, a portion of the purchase price for our acquisitions in 1999 was allocated to purchased in-process research and development that had not reached technological feasibility and had no future alternative use. During fiscal 1999, we recorded a charge of $79,155 for the write-off of acquired in-process research and development and other acquisition-related expenses.

         We generated operating earnings of $6,696 (0.9% of net sales) during fiscal 2000, as compared to an operating loss of $37,757 in the prior year.

         Equity in losses of unconsolidated subsidiary of $1,289 represents our share of the losses generated by Sextant In-Flight Systems through October 5, 1999, at which time we sold our remaining 49% interest.

         Interest expense, net was $52,921 during fiscal 2000, or $11,225 greater than interest expense of $41,696 for the prior year, and is due to the increase in our long-term debt used, in part, to finance our acquisitions in 1999.

         The loss before income taxes in the current year was $47,514 (which includes $94,375 of costs and charges primarily related to our seating products operations) as compared to the loss before income taxes in the prior year of $79,453 (which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301). Earnings before income taxes excluding the above-mentioned costs and expenses were $46,861 for fiscal 2000 compared to $62,226 in the prior year. Income tax expense for fiscal 2000 was $3,283 as compared to $3,900 in the prior year.

         The net loss for fiscal 2000 was $50,797, or $2.05 per share (basic and diluted), as compared to a net loss of $83,353, or $3.36 per share (basic and diluted), in fiscal 1999.

Year Ended February 27, 1999 Compared to Year Ended February 28, 1998

         Net sales for fiscal 1999 were $701,325, an increase of approximately $213,326, or 44% over the prior year. Organic revenue growth during fiscal 2000 was approximately 10.6%; organic revenue growth, exclusive of revenues from our in-flight entertainment business in both fiscal 2000 and fiscal 1999 was approximately 13%, whereas revenue growth on a pro forma basis for both fiscal 1999 and 1998 giving effect to our acquisitions in 1999 and excluding revenues from our in-flight entertainment business for both periods was approximately 15.5%. The second half of fiscal 1999 reflected substantially greater internal growth than the first half of the year, primarily driven by our seating products operations.

         Gross profit for fiscal 1999 before the special costs and charges described above was $266,275 (38.0% of net sales). This was $97,370, or 49%, greater than the comparable period in the prior year of $178,905, which represented 36.7% of net sales. The primary reasons for the improvement in gross margins include: (1) a company-wide re-engineering program that has resulted in higher employee productivity and better manufacturing efficiency, (2) higher unit volumes and (3) improvement in product mix. As described above, during fiscal 1999 we commenced a restructuring plan designed to lower our cost structure and improve our long-term competitive position. The cost of the restructuring, along with costs associated with new product introductions, was $87,825. We recorded such amount as an increase in cost of sales during fiscal 1999; reflecting such costs and charges, gross profit for the year was $178,450 or 25.4% of net sales.

         Selling, general and administrative expenses were $83,648 (11.9% of net sales) for fiscal 1999, which was $25,026, or 43%, greater than the comparable period in the prior year of $58,622 (12% of net sales). The increase in selling, general and administrative expenses was primarily due to our acquisitions in 1999 along with increases associated with internal growth.

         Research, development and engineering expenses were $56,207 (8.0% of net sales) during fiscal 1999, an increase of $10,522 over the prior year. The increase in research, development and engineering expense is primarily attributable to on-going new product development activities and our acquisitions in 1999.

         Amortization expense for fiscal 1999 of $22,498 was $11,233 greater than the amount recorded in the prior year and is due to our acquisitions in 1999.

         Based on management's assumptions, a portion of the purchase price for our acquisitions in 1999 was allocated to purchased in-process research and development that had not reached technological feasibility and had no future alternative use. During fiscal 1999, we recorded a charge of $79,155 for the write-off of acquired in-process research and development and other acquisition-related expenses. Such amount has been presented as a component of transaction gain, expenses and other expenses in the accompanying financial statements. Management estimates that the research and development cost to complete the in-process research and development related to projects will aggregate approximately $11,000, which will be incurred over a five-year period.

         In February 1999, we sold a 51% interest in in-flight entertainment to Sextant for an initial cash purchase price of $62,000. The final purchase price will be determined on the basis of the operating results for the joint venture over its initial two years of operations and could range from $47,000 to $87,000; accordingly, $15,000 of the proceeds were deferred as of February 25, 1999, and are included in other liabilities in the accompanying financial statements as of February 27, 1999. We recorded a gain on this transaction of approximately $25,301, which has been reflected as a component of transaction gain, expenses and other expenses in the financial statements incorporated by reference.

         We incurred an operating loss of $37,757, which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301, during fiscal 1999, as compared to operating earnings of $58,669 in the prior year. Operating earnings during fiscal 1999 excluding such costs, expenses and the transaction gain were $103,922, or 14.8% of net sales.

         Interest expense, net was $41,696 during fiscal 1999, or $18,931 greater than interest expense of $22,765 for the prior year, and is due to the increase in our long-term debt incurred in connection with our acquisitions in 1999.

         The loss before income taxes in the current year was $79,453 (which includes restructuring and new product introduction costs of $87,825, acquisition-related expenses of $79,155 and the transaction gain of $25,301) as compared to earnings before income taxes of $35,904 in the prior year. Earnings before income taxes excluding the above-mentioned costs and expenses were $62,226. Income tax expense for fiscal 1999 was $3,900 as compared to $5,386 in the prior year.

         The loss before extraordinary items for fiscal 1999 was $83,353, or $3.36 per share (basic and diluted), as compared to earnings before extraordinary items of $30,518, or $1.30 per share (diluted), for the comparable period in the prior year.

         We incurred an extraordinary loss of $8,956 during fiscal 1998 for unamortized debt issue costs, tender and redemption premiums and costs and expenses associated with the repurchase of our 9 3/4% Notes.

         The net loss for fiscal 1999 was $83,353, or $3.36 per share (basic and diluted), as compared to net earnings of $21,562, or $92 per share (diluted), in fiscal 1998.

Quarterly Operating Results

         The following data summarizes our unaudited quarterly operating results for each quarter in the nine months periods ended November 2000 and November 1999:

                                                                                  Three Months Ended
                                          ------------------------------------------------------------------------------------
                                          November         August          May         November       August            May
                                          25, 2000        26, 2000       27, 000       27, 1999       28, 1999       29, 1999
                                          ---------      ---------      ---------      ---------      ---------      ---------

Sales .................................   $ 167,410      $ 164,116      $ 169,125      $ 164,578      $ 191,895      $ 185,032
Gross profit ..........................      63,548         60,758         61,553         (2,008)        70,337         66,587
Gross margin ..........................        38.0%          37.0%          36.4%         -1.2%           36.7%          36.0%
Operating earnings ....................      22,497         18,742         18,663        (52,148)        30,906         27,618
Operating margin ......................        13.4%          11.4%          11.0%        -31.7%           16.1%          14.9%
Net earnings (loss) ...................       7,919          4,729          4,438        (66,038)        13,720         11,415
Diluted  earnings  (loss)  per
share .................................   $    0.30      $    0.19      $    0.18      ($   2.66)     $    0.55      $    0.46

Liquidity and Capital Resources

         Our liquidity requirements consist of working capital needs, on-going capital expenditures and debt payments of interest and principal on indebtedness. Our primary requirements for working capital have been related to the reduction of accrued liabilities, including interest, accrued penalties incurred in connection with the fiscal 2000 seating manufacturing problems, incentive compensation, warranty obligations and accrued severance. Our working capital was $162,389 as of November 25, 2000, as compared to $129,913 as of February 26, 2000. Our working capital was $129,913 as of February 26, 2000, as compared to $143,423 as of February 27, 1999.

         At November 25, 2000, our cash and cash equivalents were $44,230, as compared to $37,363 at February 26, 2000. At February 26, 2000 our cash and cash equivalents were $37,363, as compared to $39,500 at February 27, 1999. Cash provided from operating activities was $28,758 for the nine months ended November 25, 2000 and was $16,886 for fiscal 2000. The primary source of cash during the nine months ended November 25, 2000 was net earnings, depreciation and amortization of $49,164, a $10,754 decrease in accounts receivable and inventories, a $4,469 increase in accounts payable offset by a $12,487 increase in other current assets and a $24,677 decrease in accrued liabilities. The primary source of cash during fiscal 1999 was non-cash charges for depreciation and amortization of $42,237, a decrease in accounts receivable of $36,448 and an increase in payables, accruals and current taxes of $4,756, offset by a use of case of $18,910 related to increases in inventories and other current assets.

         Our capital expenditures were $15,399 and $27,457 during the nine months ended November 25, 2000 and November 27, 1999, respectively. Our capital expenditures were $33,169 and $37,465 during fiscal 2000 and fiscal 1999. The year over year decrease in capital expenditures is primarily attributable to significant expenditures in the prior year for management information system enhancements, expenditures for plant modernization and for acquisitions completed during fiscal 1999. We anticipate on-going annual capital expenditures of approximately $24,000 for the next several years. In addition, since 1989, we have completed 18 acquisitions for an aggregate purchase price of $742,000. We have financed these acquisitions primarily through issuances of debt and equity securities, including our 9 7/8% notes, our 8% notes and our 9 1/2% notes.

         We have credit facilities with The Chase Manhattan Bank. Our bank credit facilities consist of a $100,000 revolving credit facility (of which $50,000 may be utilized for acquisitions) and an acquisition facility of $30,600. The revolving credit facility expires in April 2004 and the acquisition facility is amortizable over five years beginning in August 1999. Our bank credit facilities are collateralized by our accounts receivable, inventories and by substantially all of our other personal property. Indebtedness under our existing bank credit facilities consisted of revolving credit facility outstanding borrowings of $27,000 (bearing interest at LIBOR plus 2.50%, or approximately 9.5%), letters of credit aggregating approximately $4,619 and outstanding borrowings under the acquisition facility aggregating $30,600 (bearing interest at LIBOR plus 2.50%, or approximately 9.3%) as of November 25, 2000. Our bank credit facilities were amended on December 21, 1999 and contain customary affirmative covenants, negative covenants and conditions of borrowing, all of which were met as of November 25, 2000.

         Long-term debt consists principally of our bank credit facilities and our 9 7/8% senior subordinated notes, our 8% senior subordinated notes and 9 1/2% senior subordinated notes. The $100,000 of 9 7/8% notes mature on February 1, 2006, the $250,000 of 8% notes mature on March 1, 2008 and the $200,000 of 9
1/2% notes mature on November 1, 2008. Each of the 9 7/8% notes, 8% notes and 9 1/2% notes contain restrictive covenants, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets, all of which were met by us as of November 25, 2000. The maturities of our long term debt are as follows:

         Year ending November,
         ---------------------

         2001 ................... $  4,771
         2002 ...................    7,858
         2003 ...................   11,458
         2004 ...................   33,418
         2005 ...................       --
         Thereafter .............  544,964
         ----------                -------

         Total                    $602,469
         =====                    ========


         We believe that the cash flow from operations and availability under our bank credit facilities will provide adequate funds for our working capital needs, planned capital expenditures and debt service requirements through the term of our bank credit facilities. We believe that we will be able to refinance our bank credit facilities prior to their termination, although there can be no assurance that we will be able to do so. Our ability to fund our operations, make planned capital expenditures, make scheduled payments and refinance our indebtedness depends on our future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Deferred Tax Assets

         We have established a valuation allowance related to the utilization of our deferred tax assets because of uncertainties that preclude us from determining that it is more likely than not that we will be able to generate taxable income to realize such assets during the Federal operating loss carryforward period, which begins to expire in 2011. These uncertainties include recent cumulative losses incurred by us, the highly cyclical nature of the industry in which we operate, economic conditions in Asia which has impacted the airframe manufacturers and the airlines, the impact of rising fuel prices on our airline customers, the impact of labor disputes involving our airline customers, our high degree of financial leverage, risks associated with the implementation of our integrated management information system, risks associated with our seat manufacturing operations and risks associated with the integration of acquisitions. We monitor these uncertainties, as well as other positive and negative factors that may arise in the future, as we assess the necessity for a valuation allowance for our deferred tax assets.

New Accounting Pronouncement

         In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of Accounting Principles Board ("APB") Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. FIN 44 did not have a material impact on our financial position or results of operations.

         In December 1999, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 will be effective for our fourth quarter beginning November 26, 2000. We do not expect the implementation of SAB 101 to have an effect on our revenue recognition policy.

         In September 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 2000. Because of our minimal use of derivatives, we do not anticipate that the adoption of the new statement will have a material effect on our financial position or results of operations.

                                    BUSINESS

General

         We are the world's largest manufacturer of cabin interior products for commercial and general aviation aircraft and for business jets. We serve virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. We believe that we have achieved leading global market positions in each of our major product categories, which include:

         o commercial aircraft seats, including an extensive line of first class, business class, tourist class and commuter aircraft seats;

         o a full line of airline food and beverage preparation and storage equipment, including coffeemakers, water boilers, beverage containers, refrigerators, freezers, chillers and ovens;

         o both chemical and gaseous commercial aircraft oxygen delivery systems; and

         o business jet and general aviation interior products, including an extensive line of executive aircraft seats, indirect overhead lighting systems, oxygen, safety and air valve products.

         In addition, our cabin interior structures and engineering and services group designs, develops and manufactures a broad range of cabin interior structures such as galleys and crew rests, and provides comprehensive aircraft cabin interior reconfiguration and passenger to freighter conversion engineering services and component kits.

         We have substantially expanded the size, scope and nature of our business as a result of a number of acquisitions. Since 1989, we have completed 18 acquisitions, including three acquisitions during fiscal 2001, for an aggregate purchase price of approximately $742 million in order to position ourselves as the preferred global supplier to our customers.

         During the period from 1989 to 1996, we acquired nine commercial aircraft cabin interior products manufacturers for approximately $290 million. Through these acquisitions we built worldwide market leadership positions and became the number one manufacturer for a large number of product offerings. At the same time, we rationalized our businesses and began re-engineering our operations. We integrated the acquisitions by eliminating 11 operating facilities and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees through January 1998.

         During fiscal 1999 we completed six acquisitions for approximately $387 million. Through these acquisitions we extended our product offerings into oxygen systems and we entered three new markets. These markets include the structural reconfiguration of passenger cabins, the conversion of passenger aircraft to freighters and the business jet cabin interiors market. During the fourth quarter of fiscal 1999, we launched a series of initiatives directed towards expanding our profit margins by improving productivity, reducing costs and inventory levels and speeding production of finished products. These actions included eliminating seven principal facilities, reducing our employment base by over 1,000 employees during fiscal 2000 and rationalizing our product offerings. The plan also included initiatives to install company-wide information technology and engineering design systems and implement lean manufacturing techniques in our remaining factories. We recognized a charge in the fourth quarter of fiscal 1999 of $87.8 million to provide for the entire amount of the restructuring, along with costs associated with new product introductions, all of which was charged to cost of sales.

         During fiscal 2000, we restructured our seating products operations and decided to discontinue certain product and service offerings. This product line rationalization eliminated two additional facilities bringing the total number of facilities down to 14 from 31. It also resulted in a headcount reduction of approximately 700. The total cost of this product and service line rationalization was approximately $34 million.

         All of the aforementioned initiatives to integrate, rationalize and restructure the businesses acquired prior to fiscal 2001 had an aggregate cost of approximately $180 million. These initiatives enabled us to eliminate 17 facilities and reduce headcount by over 3,000 employees. We believe these initiatives will enable us to substantially expand profit margins, strengthen the global business management focus on our core product categories, achieve a more effective leveraging of our resources and improve our ability to rapidly react to changing business conditions. In conjunction with these efforts, we have also implemented a company-wide information technology system, a company-wide engineering system and initiated lean manufacturing in our remaining facilities. Common management information and engineering systems and lean manufacturing processes across all operations, coupled with a rationalized product offering are expected to provide us with the ongoing benefit of a generally lower cost structure, and expanding gross and operating margins.

Competitive Strengths

         We believe that we have a strong, competitive position attributable to a number of factors, including the following:

         Combination of Manufacturing and Cabin Interior Design Services. We have continued to expand our products and services, believing that the airline industry increasingly will seek an integrated approach to the design, development, integration, installation, testing and sourcing of aircraft cabin interiors. We believe that we are the only manufacturer of a broad technologically-advanced line of cabin interior products with interior design capabilities. Based on our established reputation for quality, service and product innovation among the world's commercial airlines, we believe that we are well positioned to provide "one-stop shopping" to these customers, thereby maximizing our sales opportunities and increasing the convenience and value of the service provided to our customers.

         Technological Leadership/New Product Development. We believe that we are a technological leader in our industry, with what we believe is the largest research and development organization in the cabin interior products industry, currently comprised of approximately 618 engineers. We believe our research and development effort and our on-site engineers at both the airlines and airframe manufacturers enable us to play a leading role in developing and introducing innovative products to meet emerging industry trends and needs and thereby gain early entrant advantages.

         Proven Track Record of Acquisition Integration. We have demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate facilities and personnel, including engineering, manufacturing and marketing activities, as well as rationalizing product lines.

Business Strategy

         Our business strategy is to maintain a leadership position and to best serve our customers by:

         o offering the broadest and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services as well as maintenance, upgrade and repair services;

         o pursuing the highest level of quality in every facet of our operations, from the factory floor to customer support;

         o aggressively pursuing initiatives of continuous improvement of our manufacturing operations to reduce cycle time, lower cost, improve quality and expand our margins;

         o pursuing a worldwide marketing and product support approach focused by airline and general aviation airframe manufacturers and encompassing our entire product line; and

         o        pursuing selective strategic acquisitions.

In addition, due to our recent acquisitions, we have expanded our business strategies to better position ourselves to participate in the large and rapidly growing business of aircraft reconfiguration and passenger to freighter conversion and also to capitalize on two significant trends in the aerospace industry:

         o major original equipment manufacturers are shrinking their supplier base, and

         o major original equipment manufacturers are accelerating the outsourcing of components and sub-assemblies.

Recent Acquisitions

         Effective February 24, 2001 we completed the acquisition of three companies that specialize in manufacturing precision-machined components and assemblies for the aerospace industry. We acquired these businesses, Alson Industries, Inc., T.L. Windust Machine, Inc. and DMGI, Inc. by issuing to the former stockholders approximately 2.4 million shares of our common stock, and paying them $4.35 million in cash. We also assumed or repaid indebtedness of the acquired companies of approximately $9.1 million, for an aggregate purchase price of approximately $65 million. Together, these three businesses had revenues of approximately $40 million for the year ended December 31, 2000.

         We believe that these acquisitions will enable us to achieve a number of important strategic objectives, including:

         Positioning the company to become the outsourcing partner of choice in the rapidly-growing business of converting passenger airliners to freighters. We have a highly skilled engineering services group which is focused on engineering design, certification and program management of aircraft reconfiguration and passenger to freighter conversions. As a result of our recent acquisitions, we now also have the capability to manufacture a broad range of structural components, connectors and fasteners. We believe that these acquisitions, coupled with our existing capabilities in the reconfiguration and passenger to freighter conversion business, will position us to become the outsourcing partner of choice in this important growth area.

         Broadening and improving our manufacturing capabilities company-wide. We believe these acquisitions are a significant step in establishing manufacturing as a point of differentiation from our competitors. Each of the newly-acquired businesses have earned very high ratings for quality and on-time delivery. One of the acquired companies is the only precision machining company in the world holds The Boeing Company's Gold supplier performance rating, while another of the acquired businesses has earned Boeing's Silver supplier performance rating. Among the approximately 20,000 suppliers to Boeing, only one percent have ratings of Silver or better. Less than one tenth of one percent have Gold ratings. We believe that companies with these ratings have competitive advantages dealing with original equipment manufacturers. We intend to adopt the best practices from these new businesses throughout our company. We believe that the adoption of the best practices of these acquired businesses will assist us in more efficiently designing products for manufacturing, reducing our total manufacturing cycle times, improving quality and lowering costs.

         Participating in the growth opportunity created by major airframe manufacturers, outsourcing strategies. The major aerospace manufacturers are increasingly focusing on their areas of core competency -- design, assembly, marketing and finance. As a result, the industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. These industry trends, coupled with the performance rating systems in place at Boeing and Airbus Industries, are placing significant pressure on smaller suppliers to team up with larger entities. We believe there is a significant growth opportunity for properly positioned and larger, well-capitalized suppliers, like us, to capture the vast amount of manufacturing and assembly work that will be outsourced to a shrinking supplier base. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry, and we plan to be one of the companies that benefits from this growth opportunity.

Industry Overview

         The commercial and business jet aircraft cabin interior products industries encompass a broad range of products and services, including aircraft seating products, passenger entertainment and service systems, food and beverage preparation and storage systems, oxygen delivery systems, lavatories, lighting systems, evacuation equipment, overhead bins, as well as a wide variety of engineering design, integration, installation and certification services and maintenance, upgrade and repair services. We estimate that the industry had annual sales in excess of $2.8 billion during fiscal 2001.

         Historically, revenues in the airline cabin interior products industry have been derived from five sources:

         o retrofit programs in which airlines purchase new interior furnishings to overhaul the interiors of aircraft already in service;

         o refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of certain cabin interior equipment;

         o new installation programs in which airlines purchase new equipment to outfit a newly delivered aircraft;

         o        spare parts; and

         o equipment to upgrade the functionality or appearance of the aircraft interior.

         The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of four to eight years. Galley and lavatory structures as well as food and beverage preparation and storage equipment are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the useful life of an aircraft.

         The various product and service categories in which we currently participate include:

         Seating Products. This is the largest single product category in the industry and includes first class, business class, tourist class and commuter seats. We estimate that the aggregate size of the worldwide aircraft seat market (including spare parts) during fiscal 2001 was in excess of $715 million. Including us, there are approximately ten companies worldwide that supply aircraft seats.

         Interior Systems Products. This product category includes interior systems for both narrow-body and wide-body commercial aircraft and business jet/VIP aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, air chillers, wine coolers and other refrigeration equipment, oxygen delivery systems, air valves, lighting and switches, and other interior systems and components. We believe that we are the only manufacturer with a complete line of interior systems products and the only supplier with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment.

         Business Jet and VIP Products. We are the industry's leading manufacturer with a broad product line, including a complete line of executive aircraft seating products, lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. We have the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. We are the preferred supplier of seating products, interior lighting systems and WEMAC(TM) components for essentially every business jet manufacturer.

         Flight Structures and Engineering Services. We provide engineering design, integration, installation and certification services to the airline industry. These services include project management of aircraft, including reconfigurations and passenger to freighter conversions. Historically, the airlines have relied on in-house engineering resources or consultants to provide such services. As cabin interiors have become increasingly sophisticated and the airline industry increasingly differentiated, the airlines have begun to outsource such services in order to increase speed to market and to improve productivity and reduce costs. We provide engineering and structural components for the conversion of passenger aircraft to freighters, as well as the manufacture of other structural components such as crew rest compartments, lavatories and galleys. We also provide design, integration, installation and certification services for commercial aircraft passenger cabin interiors, offering customers a broad range of capabilities including design, project management, integration, test and certification of reconfigurations for commercial aircraft passenger cabin interiors.

         Through February 27, 1999, we operated in the (1) aircraft cabin interior products and services and (2) in-flight entertainment segments of the commercial airline and general aviation industry. Following the sale of our controlling interest in the in-flight entertainment business, we operated a single segment -- aircraft cabin interior products and services. Revenues for similar classes of products or services within these business segments for the nine months ended November 25, 2000 and November 24, 1999 and the fiscal years ended February 2001, 2000 and 1999 are presented below (dollars in millions):



                                                     Nine months ended                       Year ended
                                               ---------------------------    -----------------------------------------
                                               Nov 25, 2000   Nov 24, 1999    Feb 26, 2000   Feb 27, 1999  Feb 28, 1998
                                               ------------   ------------    ------------   ------------  ------------
Seating products                                  $ 218          $ 249          $ 325          $ 296           $252
Interior system products                            113            109            145            138             93
Flight structures and engineering services          101            119            172            123             62
Business jet and VIP products                        69             65             81             65              -
In-flight entertainment products*                     _              _              -             79             81
                                               ------------   ------------    ------------   ------------  ------------
       Total revenues                             $ 501          $ 542          $ 723          $ 701          $ 488
                                               ===========    ============    ============   ============  ============

         *We sold a 51% interest in our in-flight entertainment business during fiscal 1999 and the remaining 49% interest in fiscal 2000.



Recent Industry Conditions

         Our principal customers are the world's commercial airlines. Airline company balance sheets have been substantially strengthened and their liquidity significantly enhanced over the past several years as a result of strong profitability, debt and equity financings and a closely managed fleet expansion. Recently, however, increases in fuel prices and the softening of the global economy have negatively impacted airline profitability. Should the airline industry suffer a severe downturn, discretionary airline spending, including for new aircraft and cabin interior refurbishments and upgrades, would be more closely monitored or even reduced, which could have a material adverse effect on our business results of operations and financial condition. Other factors expected to affect the cabin interior products industry are the following:

         Large Existing Installed Base. Our existing installed product base is expected to generate continued retrofit, refurbishment and spare parts revenue as airlines continue to maintain their aircraft cabin interiors. According to industry sources, the world commercial passenger aircraft fleet consisted of approximately 12,500 aircraft as of January 2001, including 3,470 aircraft with fewer than 120 seats, 6,470 aircraft with between 120 and 240 seats and 2,540 aircraft with more than 240 seats. Further, based on industry sources, we estimate that there are currently over 10,600 business jets currently in service. Based on such fleet numbers, we estimate that the total worldwide installed base of commercial and general aviation aircraft cabin interior products, valued at replacement prices, was approximately $23 billion as of February 28, 2001.

         Expanding Worldwide Fleet. The expanding worldwide aircraft fleet is expected to generate additional revenues from new installation programs, while the increase in the size of the installed base is expected to generate additional and continual retrofit, refurbishment and spare parts revenue. Worldwide air traffic has grown every year since 1946 (except in 1990) and, according to the 2000 Current Market Outlook published by the Boeing Commercial Airplane Group, or the Boeing Report, is projected to grow at a compounded average rate of 4.8% per year by 2019, increasing annual revenue passenger miles from approximately 2.0 trillion in 1999 to approximately 5.0 trillion by 2019, according to the Boeing Report. According to the Airbus Industrie Global Market Forecast published in July 2000, the worldwide installed seat base, which we consider a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 1.85 million passenger seats at the end of 1999 to approximately 4.17 million passenger seats at the end of 2019.

         Rapidly Growing Passenger to Freighter Conversion Business. Industry sources project that air cargo traffic will grow by six percent to seven percent annually over the next twenty years, approximately double the forecasted economic growth rate. Industry experts indicate that the size of the worldwide freighter fleet will nearly double over the next twenty years, taking retirements into account more than 2,600 aircraft will be added. Industry sources also estimate that almost 70 percent of that increase is expected to come from converting commercial passenger jets to use as freighters.

         New Aircraft Deliveries. The number of new aircraft delivered each year is an important determinant of fleet expansion and is generally regarded as cyclical in nature. New aircraft deliveries peaked at 857 during calendar 1999, exclusive of 216 regional jet deliveries. New aircraft deliveries (including regional jets) declined to 1043 aircraft in 2000. Industry sources project new deliveries (including regional jets) to increase to 1259 aircraft in 2001, with average annual new aircraft deliveries (including regional jets) of 1110 during 2002 through 2005. However, annual deliveries over the five-year period ending calendar 2005 are expected to be 1.4 times to 2.5 times greater than the lowest level during the last cycle, which ended in 1995.

         Business Jet and VIP Aircraft Fleet Expansion and Related Retrofit Opportunities. General aviation and VIP airframe manufacturers have experienced growth in new aircraft deliveries similar to that which recently occurred in the commercial aircraft industry. According to industry sources, executive jet aircraft deliveries amounted to 661 units in calendar 1999 and 758 units in calendar 2000. Industry sources indicate that executive jet aircraft deliveries should be approximately 655 in calendar 2001.

         Wide-body Aircraft Deliveries. The trend towards wide-body aircraft is significant to us because wide-body aircraft require almost five times the dollar value content for our products as compared to narrow-body aircraft. Deliveries of wide-body, long-haul aircraft constitute an increasing share of total new aircraft deliveries and are an increasing percentage of the worldwide fleet. Wide-body aircraft represented 17% of all new commercial aircraft delivered in 2000, and are expected to increase to 18% of new deliveries in 2003 and 21% of new deliveries in 2004. In addition, according to the Airline Monitor average annual deliveries of wide-body aircraft during calendar 2001 to 2004 are expected to be approximately 23% greater than actual deliveries of such aircraft during calendar 2000. Wide-body aircraft currently carry up to three or four times the number of seats as narrow-body aircraft, and because of multiple classes of service, including large first class and business class configurations, our average revenue per seat on wide-body aircraft is substantially higher. Aircraft cabin crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2000 cups of coffee and 400 glasses of wine on a single flight.

         Original Equipment Manufacturers Outsourcing Opportunity. The industry is in the beginning stages of a widespread and accelerating movement toward outsourcing the manufacturing of components and subassemblies. Original equipment manufacturers are concentrating this outsourcing with a smaller group of larger suppliers, aggressively paring down their supplier bases and demanding from them superb quality and advanced manufacturing practices. As a result of these outsourcing and consolidation trends, we expect the component manufacturing and assembly business to grow at a faster rate than the overall aerospace industry.

         New Product Development. The aircraft cabin interior products companies are engaged in intensive development and marketing efforts. Such products include full electric "sleeper seats," convertible seats, full face crew masks, advanced telecommunications equipment, protective breathing equipment, oxygen- generating systems, new food and beverage preparation and storage equipment, kevlar barrier nets, de-icing systems, crew rests and cabin management systems.

         Growing Engineering Services Markets. Historically, the airlines have relied primarily on their own in-house engineering resources to provide engineering, design, integration and installation services, as well as services related to repairing or replacing cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include:

         o engineering design, integration, project management, installation and certification services;

         o        modifications and reconfigurations for commercial aircraft;
                  and

         o        services related to the support of product upgrades.

Products and Services

Seating Products

         Our company is the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat manufactured and sold by our company includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as adjustable lumbar supports, footrests, reading lights, head/neck supports, oxygen masks and telephones. We estimate that as of November 25, 2000 we had an aggregate installed base of approximately 1.2 million aircraft seats valued at replacement prices of approximately $2.7 billion.

         First and Business Classes. Based upon major airlines' program selection and orders on hand, we are the leading worldwide manufacturer of premium-class seats. Our new line of international first class sleeper seats incorporate full electric actuation, electric ottoman, privacy panels and side-wall mounted tables. Our recently released business class seats incorporate features from over 25 years of seating design. The premium business class seats include electrical or mechanical actuation, PC power ports, telephones, translating leg rests, adjustable lumbar cushions, 4-way adjustable headrests and fiber-optic reading lights. The first and business class products are substantially more expensive than tourist class seats due to these luxury appointments.

         Convertible Seats. We have developed two types of seats that can be converted from tourist class triple-row seats to business class double-row seats with minimal conversion complexity. Convertible seats allow airline customers the flexibility to adjust the ratio of business class to tourist class seats for a given aircraft configuration. This seat is increasing in popularity in the European market.

         Tourist Class. We are a leading worldwide manufacturer of tourist class seats and believe we offer the broadest such product line in the industry. We have designed tourist class seats which incorporate features not previously utilized in that class, such as laptop power ports and a number of premium comfort features such as footrests, headrests and adjustable lumbar systems.

         Commuter (Regional Jet) Seats. We are the leading manufacturer of regional aircraft seating in both the United States and worldwide markets. Our Silhouette(TM) Composite seats are similar to commercial jet seats in comfort and performance but typically do not have as many added comfort features. Consequently, they are lighter weight and require less maintenance.

         Spares. Aircraft seats require regularly scheduled maintenance in the course of normal passenger use. Airlines depend on seat manufacturers and secondary suppliers to provide spare parts and kit upgrade programs. As a result, a significant market exists for spare parts.


Interior Systems Products

         We are the leading manufacturer of interior systems products for both narrow- and wide-body aircraft, offering a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment, oxygen delivery systems and a variety of other interior components. We estimate that as of November 25, 2000 we have an aggregate installed base of such equipment, valued at replacement prices, in excess of $970 million.

         Coffee Makers. We are the leading manufacturer of aircraft coffee makers. We manufacture a broad line of coffee makers, coffee warmers and water boilers, including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, and a Combi(TM) unit which will both brew coffee and boil water for tea while utilizing 25% less electrical power than traditional 5,000-watt water boilers. We also manufacture a cappuccino/espresso maker.

         Ovens. We are the leading supplier of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens and warming ovens. Our newest offering, the DS Steam Oven, represents a new method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' need to provide a wider range of foods than can be prepared by convection ovens.

         Refrigeration Equipment. We are the worldwide industry leader in the design, manufacture and supply of commercial aircraft refrigeration equipment. We manufacture a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverage on-board an aircraft.

         Oxygen Delivery Systems. We are a leading manufacturer of oxygen delivery systems for both commercial and general aviation aircraft. We are the only manufacturer with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment. Our oxygen equipment has been approved for use on all Boeing and Airbus aircraft and is also found on essentially all general aviation and VIP aircraft.

General Aviation

         We entered the market for general aviation and VIP aircraft products with the acquisition of Aircraft Modular Products, Inc., or AMP, in April 1998. By combining AMP's presence in the general aviation and VIP aircraft cabin interior products industry with that of our Puritan-Bennett Aero Systems Co., or PBASCO, and Aircraft Lighting Corporation, or ALC, product lines, which we acquired during fiscal 1999, we are now the leading manufacturer of a broad product line including a complete line of executive aircraft seating products, fluorescent lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. We have the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. We are the preferred supplier of seating products and direct and indirect lighting systems of essentially every general aviation airframe manufacturer. We estimate that as of November 25, 2000 we have an aggregate installed base of such equipment, valued at replacement prices, of approximately $1.4 billion.

Flight Structures and Engineering Services

         Our flight structures and engineering services operation is a leader in providing design, integration, installation and certification services associated with the reconfiguration of commercial aircraft cabin interiors, converting commercial aircraft to freighters and designing and manufacturing galley structures and crew rest compartments. We estimate that as of November 25, 2000, we had an installed base of such equipment, valued at replacement prices, of approximately $1.2 billion.

         Passenger to Freighter Conversions. We are a leading supplier of structural design and integration services, including airframe modifications for passenger-to-freighter conversions. We are the leading provider of Boeing 767 passenger to freighter conversions and have performed conversions for Boeing 747-200 Combi, Boeing 747-200 (door only) and Airbus A300 B4 aircraft. Freighter conversions require sophisticated engineering capabilities and very large and complex proprietary parts kits.

         Engineering Design, Integration, Installation and Certification Services. Through our acquisition of SMR Aerospace, Inc. in August 1998, we became a leader in providing engineering design, integration, installation and certification services for commercial aircraft passenger cabin interiors, offering our customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft and to manufacture related products, including engineering kits and interface components. We provide a broad range of interior reconfiguration services which allow airlines to change the size of certain classes of service, modify and upgrade the seating, install telecommunications or entertainment options, relocate galleys, lavatories and overhead bins, and install crew rest compartments.

         Crew Rest Compartments. We are the worldwide leader in the design, certification and manufacture of crew rest compartments. Crew rest compartments are utilized by the flight crew during long-haul international flights. A crew rest compartment is constructed utilizing lightweight cabin interior technology and incorporating electrical, heating, ventilation and air conditioning and lavatory and sleep compartments.

         Galley Structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of the aircraft's cabin interior products. We provide a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft. We also manufacture lavatories for commercial and freighter aircraft.

Research, Development and Engineering

         We work closely with commercial airlines to improve existing products and identify customers' emerging needs. Our expenditures in research, development and engineering totaled $37 million for the nine months ended November 25, 2000, $40 million for the nine months ended November 27, 1999, $54 million for the fiscal year ended February 26, 2000 and $56 million for the fiscal year ended February 27, 1999. We employed approximately 618 professionals in the engineering and product development areas. We believe that we have the largest engineering organization in the cabin interior products industry, with not only software, electronic, electrical and mechanical design skills, but also substantial expertise in materials composition and custom cabin interior layout design and certification.

Marketing and Customers

         We market and sell our products directly to virtually all of the world's major airlines and commercial and general aviation aircraft manufacturers. We market our general aviation products directly to all of the world's business jet airframe manufacturers, modification centers and operators. As of February 24, 2001, our sales and marketing organization consisted of 110 persons, along with 31independent sales representatives. Our sales to non-U.S. airlines were approximately $200 million for the nine months ended November 25, 2000, $311 million for the fiscal year ended February 26, 2000 and $298 million for the fiscal year ended February 27, 1999, or approximately 40%, 43% and 42%, respectively, of net sales during such periods.

         Airlines select manufacturers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, on-time delivery, after-sales customer service, product support and price. We believe that our large installed base, our timely responsiveness in connection with the custom design, manufacture, delivery and after-sales customer service and product support of our products and our broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

         We believe that our integrated worldwide marketing approach, focused by airline and encompassing our entire product line, is preferred by airlines. Led by a senior executive, teams representing each product line serve designated airlines that together accounted for almost 68% of the purchases of products manufactured by our company during the nine months ended November 25, 2000. These airline customer teams have developed customer specific strategies to meet each airline's product and service needs. We also staff "on-site" customer engineers at major airlines and airframe manufacturers to represent our entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate our wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through our on-site customer engineers, we expect to be able to more efficiently design and integrate products which address the requirements of our customers. We provide program management services, integrating all on-board cabin interior equipment and systems, including installation and Federal Aviation Administration certification, allowing airlines to substantially reduce costs. We believe that we are one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner. We market our general aviation products directly to all of the world's general aviation airframe manufacturers, modification centers and operators.

         Our program management approach requires that a program manager is assigned to each significant contract. The program manager is responsible for all aspects of the specific contract, including management of change orders and negotiation of related non-recurring engineering charges, monitoring the progress of the contract through its scheduled delivery dates and overall contract profitability. We believe that our customers derive substantial benefits from our program management approach, including better on-time delivery and higher service levels. We also believe our program management approach results in better customer satisfaction and higher profitability over the in-flight entertainment of a contract.

         During the nine months ended November 25, 2000, approximately 86% of our total revenues were derived from the airlines compared with 87% in fiscal 2000. Approximately 60% of our revenues during the nine months ended November 25, 2000 and 61% of our revenues during fiscal 2000 were from refurbishment, spares and upgrade programs. During the nine months ended November 25, 2000 and for the year ended February 26, 2000, no single customer accounted for 10% of total revenues. During the year ended February 27, 1999, one customer accounted for approximately 13% of our total revenues, and no other customer accounted for more than 10% of such revenues. The portion of our revenues attributable to particular airlines varies from year to year because of airlines' scheduled purchases of new aircraft and for retrofit and refurbishment programs for their existing aircraft.

Backlog

         We estimate that our backlog at November 25, 2000 was approximately $500 million, as compared with a backlog of $470 million on February 26, 2000 and $640 million on February 27, 1999 (as adjusted to exclude backlog from our in-flight entertainment business in which we sold a 51% interest in February 1999 and the remaining 49% interest in October 1999). Of our backlog at November 25, 2000, approximately 63% is deliverable by the end of fiscal 2002; 64% of our total backlog is with North American carriers, approximately 11% is with European carriers and approximately 17%, or $85 million, is with Asian carriers.

Customer Service

         We believe that our customers place a high value on customer service and product support and that such service is a critical factor in our industry. The key elements of such service include:

         o rapid response to requests for engineering designs, proposal requests and technical specifications;

         o        flexibility with respect to customized features;

         o        on-time delivery;

         o immediate availability of spare parts for a broad range of products; and

         o prompt attention to customer problems, including on-site customer training.

         Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

Warranty and Product Liability

         We warrant our products, or specific components thereof, for periods ranging from one to ten years, depending upon product type and component. We generally establish reserves for product warranty expense on the basis of the ratio of warranty costs incurred by the product over the warranty period to sales of the product. Actual warranty costs reduce the warranty reserve as they are incurred. We periodically review the adequacy of accrued product warranty reserves and revisions of such reserves are recognized in the period in which such revisions are determined.

         We also carry product liability insurance. We believe that our insurance is generally sufficient to cover product liability claims.

Competition

         The commercial aircraft cabin interior products market is relatively fragmented with a number of competitors in each of the individual product categories. Due to the global nature of the commercial industry, competition in product categories comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. We believe that the airlines' increasing demands on their suppliers will result in a consolidation of those suppliers that remain. We have participated in this consolidation through strategic acquisitions and internal growth and we intend to continue to participate in the consolidation.

         Our principal competitors for seating products are Group Zodiac S.A. and Keiper Recaro GmbH. Our primary competitors for interior systems products are Britax PLC, JAMCO, Scott Aviation and Intertechnique. Our principal competitors in the rapidly growing passenger to freighter conversion business include Boeing Airplane Services, Elbe Flugzeugwerko GMBH, a division of EADS, Israel Aircraft Industries, Pemco World Air Services and Aeronavili. Our principal competitors for other product and service offerings in our flight services and engineering services include TIMCO, JAMCO, Britax PLC, and Driessen Aircraft Interior Systems. The market for general aviation products and services is highly fragmented, consisting of numerous competitors, the largest of which is Decrane Aircraft Holdings.

Manufacturing and Raw Materials

         Our manufacturing operations consist of both the in-house manufacturing of component parts and sub-assemblies and the assembly of our specified and designed component parts that are purchased from outside vendors. We maintain state-of-the-art facilities, and we have an on-going strategic manufacturing improvement plan utilizing lean manufacturing processes. We expect that continuous improvement from implementation of this plan for each of our product lines will occur over the next several years and should lower production costs, cycle times and inventory requirements and at the same time improve product quality, customer response and profitability.

Government Regulation

         The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. We hold several Federal Aviation Administration component certificates and perform component repairs at a number of our U.S. facilities under Federal Aviation Administration repair station licenses. We also hold an approval issued by the UK Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and in Kilkeel, Northern Ireland and to design, manufacture, inspect and test our flight structures and engineering services products in Dafen, Wales and the necessary approvals to design, manufacture, inspect, test and repair our interior systems products in Nieuwegein, Netherlands and to inspect, test and repair products at our service centers throughout the world.

         In March 1992, the Federal Aviation Administration adopted Technical Standard Order C127, or TSO C127, requiring that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including an ability to withstand a 16G force. We understand that the Federal Aviation Administration plans to adopt in the near future additional regulations which will require that within the next five years all seats, including those on existing older commercial aircraft which are subject to the Federal Aviation Administration's jurisdiction, will have to comply with similar seat safety requirements. We have developed 32 different seat models that meet these new seat safety regulations, have successfully completed thousands of tests to comply with TSO C127 and, based on our installed base of 16G seats, are the recognized industry leader in this area.

Environmental Matters

         We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities that we currently or formerly owned or operated or to which we send hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all such laws and regulations. However, we can offer no assurances that we will not be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities.

Patents

         We currently hold 88 United States patents and 45 international patents, covering a variety of products. We believe that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on our company.

Employees

         As of February 24, 2001, we had approximately 4300 employees. Approximately 69.2% of these employees are engaged in manufacturing, 14.4% in engineering, research and development and 16.4% in sales, marketing, product support and general administration. Approximately 9% of our worldwide employees are represented by unions. A labor contract representing 301 U.S. Employees expires on May 4, 2003. The labor contract with the only other domestic union, which represents approximately 2% of our employees, also runs through the year 2003. We consider our employee relations to be good.

                              SELLING STOCKHOLDERS

         We have recently made several acquisitions and, pursuant to the provisions of the agreements governing the acquisitions, we agreed to register shares of our common stock issued as consideration for the acquisitions. Each of the selling stockholders received the shares of our common stock being sold in this offering by the selling stockholders in connection with our acquisition of either Alson Industries, T.L. Windust Machine or DMGI. The shares being sold by the selling stockholders in this offering are for the account of the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders unless the proceeds are in the aggregate in excess of $39.4 million.

         The following is a brief summary of some of the provisions of the agreements governing our recent acquisitions. We have not described every aspect of the agreements. You should refer to such agreements, which will be filed as exhibits to the registration statement of which this prospectus is a part, for a complete description of their provisions and the definition of terms used in them.

The Alson Industries, Inc. Acquisition

         Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among BE Aerospace, Alson Industries, Inc. and the stockholders of Alson Industries, we acquired from the selling stockholders all of the outstanding stock of Alson Industries, for a total purchase price of approximately $17.2 million. We issued 919,107 of our shares to the selling stockholders. Alson Industries is a company based in California that manufactures large structural components, including wing boxes and fuselage elements, for commercial aircraft.

         Under the terms of our share purchase and sale agreement with the former stockholders of Alson Industries, if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $22.40 per share, we will reimburse them for the difference between the net proceeds and such amount, multiplied by the number of shares sold in the offering. If the net proceeds received by the former stockholders of Alson Industries are greater than $22.40 per share, the excess over such amount, multiplied by the number of shares sold, shall be refunded to us by the former Alson Industries stockholders.

         If the number of shares sold is less than the 919,107 shares held by the former stockholders of Alson Industries, we have the right to repurchase the remaining unsold shares for a price of $22.40 per share. If the shares are not sold prior to August 26, 2001, the former stockholders of Alson Industries have the right to require us to repurchase such shares for a price of $22.40 per share.

The T.L. Windust Machine, Inc. Acquisition

         Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among BE Aerospace, T.L. Windust Machine, Inc. and the stockholders of T.L. Windust Machine, we acquired from the selling stockholders all of the outstanding stock of T.L. Windust, for a maximum total purchase price of approximately $7.8 million. We issued 406,339 shares of our common stock to the selling stockholders, which includes an additional approximately 187,500 shares of our common stock issued to an escrow holder, the payment of which is contingent upon certain earnings criteria. T.L. Windust Machine is a company based in California and manufactures structural parts primarily for aerospace and military platforms.

         Under the terms of our share purchase and sale agreement with the former stockholders of T.L. Windust, if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $22.40 per share, we will reimburse them for the difference between the net proceeds and such amount, multiplied by the number of shares sold in the offering. If the net proceeds received by the former stockholders of DMGI, Inc. are greater than $22.40 per share, the excess over such amount, multiplied by the number of shares sold, shall be refunded to us by the former T.L. Windust stockholders.

         If the number of shares sold is less than the 406,339 shares held by the former stockholders of T.L. Windust, we have the right to repurchase the remaining unsold shares for a price of $22.40 per share. If the shares are not sold prior to August 23, 2001, the former stockholders of Alson Industries have the right to require us to repurchase such shares for a price of $22.40 per share.

The DMGI, Inc. Acquisition

         Effective February 24, 2001, pursuant to the terms of a share purchase and sale agreement dated as of February 24, 2001 by and among BE Aerospace, DMGI, Inc., Nick Campanelli, trustee of a trust entitled the Delco Machine and Gear Employee Stock Ownership Plan and Trust Agreement, and the other stockholders of DMGI, we acquired from the selling stockholders all of the outstanding stock of DMGI, for a total purchase price of approximately $23 million. We issued 1,084,761 of our shares to the selling stockholders, plus $4.35 million in cash. DMGI is a company based in California that manufactures precision aerospace gears and gear-box assemblies and other aerospace related components.

         Under the terms of our share purchase and sale agreement with the former stockholders of DMGI, Inc., if the net proceeds of the sales of their shares in the offering (net of underwriting commissions and other expenses) are less than $21.7375 per share, we will reimburse them for the difference between the net proceeds and such amount multiplied by the number of shares sold in the offering. If the net proceeds received by the former stockholders of DMGI, Inc. are greater than $21.7375 per share, the excess over such amount, multiplied by the number of shares sold, shall be refunded to us by the former DMGI, Inc. stockholders.

         If the number of shares sold is less than the 1,084,761 shares held by the former stockholders of DMGI, Inc., we have the right to repurchase the remaining unsold shares for a price of $21.7375 per share. If the shares are not sold prior to August 23, 2001, the former stockholders of DMGI, Inc. have the right to require us to repurchase such shares for a price of $21.7375 per share.

Registration Rights

         Pursuant to the terms of each of the share purchase and sale agreements, we agreed to file a registration statement with the Securities and Exchange Commission and to use commercially reasonable efforts to cause the registration statement to become and continue to be effective until the earlier of (i) all of the selling stockholders shares of our common stock have been sold in a registered offering or (ii) 180 days after the closing date of the acquisitions.

Selling Stockholder Table

         Set forth below are the names of each selling stockholder, the number of shares of common stock beneficially owned as of March 15, 2001 by each selling stockholder, the number of shares that will be offered and sold by or on behalf of each selling stockholder hereunder and the amount of common stock to be owned by each selling stockholder upon the completion of this offering. As of March 15, 2001, none of our selling stockholders beneficially owns more than 1% of our outstanding common stock based on the number of shares of our common stock outstanding on January 31, 2001, and to our knowledge, except for Carter
L. Collins and Terry L. Windust, who are employees of our company, and Phil Jakobi and Don Schoellerman, who have consulting agreements with us, none of the selling stockholders has had any material relationships with us subsequent to the closing of the respective acquisitions of Alson Industries, T.L. Windust Machine and DMGI.

                                                        Shares Beneficially
                                                               Owned                              Shares Beneficially
                                                         Prior to Offering                       Owned After Offering
                                                        -------------------          Shares     ----------------------
        Selling Stockholders**                          Number      Percent         Offered     Number         Percent
        --------------------                            ------      -------         -------     ------         -------
Alson Industries Inc. stockholders:
   Donald L. Schoellerman ........................      212,102        *             212,102       --            --


                                                        Shares Beneficially
                                                               Owned                                     Shares Beneficially
                                                         Prior to Offering                              Owned After Offering
                                                        -------------------                 Shares     ----------------------
        Selling Stockholders**                          Number      Percent                Offered     Number         Percent
        --------------------                            ------      -------                -------     ------         -------
   Jack L. Shoellerman, Trustee of
   the Donald Shoellerman Trust
   No. 1, U/D/T dated June 30,
   1999 ...........................................    88,376         *                    88,376         --             --
   Jack L. Schoellerman, Trustee
   of the Jack L. Schoellerman
   Trust No. 1, U/D/T dated June
   30, 1999 .......................................    88,376         *                    88,376         --             --
   Jack L. Schoellerman, Trustee
   of the Patricia A. Schoellerman
   Trust No. 1, U/D/T dated June
   30, 1999 .......................................    88,376         *                    88,376         --             --
   Jack L. Schoellerman, Trustee
   of the Cheryl A. Schoellerman
   Trust No. 1,U/D/T dated June
   30, dated June 30, 1999 ........................    88,376         *                    88,376         --             --
   Jack L. Shoellerman, Trustee of
   the Patricia A. Schoellerman
   Trust No. 2, U/D/T dated June
   30, 1999 .......................................    88,376         *                    88,376         --             --
   Jack L. Schoellerman, Trustee
   of the Jack L. Jack L.
   Schoellerman Trust No. 2,  U/D/T
   dated June 30, 1999 ............................    88,375         *                    88,375         --             --
   Jack L. Schoellerman, Trustee
   of the Donald L.Schoellerman
   Trust No. 2, U/D/T dated June
   30, 1999 .......................................    88,375         *                    88,375         --             --
   Jack L. Schoellerman, Trustee of
   the Cheryl A. Schoellerman
   Trust No. 2, U/D/T dated June
   30, 1999 .......................................    88,375         *                    88,375         --             --

DMGI, Inc. stockholders:

   Delco Machine and Gear ESOP ....................   374,188         *                   374,188         --             --
   Lydia Jakobi ...................................    37,493         *                    37,493         --             --
   Felix Jakobi ...................................   424,606         *                   424,606         --             --
   Gil Varon ......................................    11,253         *                    11,253         --             --
   Firestone Family Trust .........................    22,563         *                    22,563         --             --
   Barry B. Langberg ..............................    10,226         *                    10,226         --             --
   Dan Firestone ..................................    11,253
   Frank Tobe .....................................    18,830         *                    18,830         --             --
   Steven Firestone ...............................    11,253         *                    11,253         --             --
   Allan Cohen ....................................     9,582                               9,582         --             --
   Campanelli Family Trust
   dated October 1999 .............................    67,162         *                    67,162         --             --

                                       39


                                                        Shares Beneficially
                                                               Owned                                     Shares Beneficially
                                                         Prior to Offering                              Owned After Offering
                                                        -------------------                 Shares     ----------------------
        Selling Stockholders**                          Number      Percent                Offered     Number         Percent
        --------------------                            ------      -------                -------     ------         -------

   Del Warren .....................................     9,595         *                     9,595        --             --
   Nick Campanelli ................................    28,784         *                    28,784        --             --
   David Timmerman ................................    47,973         *                    47,973        --             --

T.L. Windust Machine, Inc.
   stockholders
   Terry L. Windust ...............................    99,553         *                    99,553        --             --
   Dorothy Windust ................................   103,617         *                   103,617        --             --
   Carter Collins .................................    99,553         *                    99,553        --             --
   Kathleen Collins ...............................   103,616         *                   103,616        --             --
                                                                                        ---------
   Total ..........................................                                     2,410,207
                                                                                        =========


-----------------------
*    Less than 1%
** The address for all of the members of the Alson Industries Inc. stockholders is Jack Schoellerman, Stockholders' Representative, 2030 Main Street, Suite 1600, Irvine, California 92614-7240. The address for all of the members of the T.L. Windust Machine, Inc. stockholders is Terry L. Collins, Stockholders' Representative, 1307 Summitridge Drive, Diamond Bar, Ca. 91765. The address for all of the members of the DMGI, Inc. stockholders except for the Trustee or the ESOP is Mr. Felix Jakobi, Anthem Country Club, 2 Panther Creek Courts, Henderson, Nevada 89052. The address for the Trust and the ESOP is Manatt Phelps & Phillips, LLP, 11355 West Olympic Boulevard, Los Angeles, CA 90067

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, of which 26,003,203 shares were outstanding as of February 24, 2001. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the board of directors out of funds legally available to pay dividends. The indentures relating to our 9 7/8% notes, 8% notes and 9 1/2% of notes and our credit facilities restrict dividend payments by us to our stockholders. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of common stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of our common stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

Preferred Stock

         Our restated certificate of incorporation provides for the authorization of 1,000,000 shares of preferred stock, $0.01 par value. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our restated certificate of incorporation. No shares of our preferred stock are outstanding, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock.

Directors' Exculpation and Indemnification

         Our restated certificate provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the restated certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The restated certificate also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Election and Removal of Directors

         The restated certificate classifies our board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected each year. The restated certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the restated certificate requires at least two-thirds of the voting power of our shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

         We believe that the provisions described in the preceding paragraph, taken together, reduce the possibility that a third party could effect a change in the composition of our board of directors without the support of the incumbent board. The provisions may have significant effects on the ability of our stockholders to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of us or effect a fundamental corporate transaction such as a merger. Nevertheless, although we have not experienced any problems in the past with the continuity or stability of the board, management believes that the provisions help assure the continuity and stability of our policies in the future, since the majority of the directors at any time will have prior experience as directors.

Section 203 of the Delaware General Corporation Law

         We are subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Rights Agreement

         On November 12, 1998, our board of directors declared a distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on November 23, 1998 and for each share of common stock issued (including shares distributed from treasury stock) by us thereafter and prior to the distribution date, which will occur on the date described below. Each right entitles the registered holder, subject to the terms of the rights agreement dated as of November 12, 1998, to purchase from us one one-thousandth of a share, or a unit, of series A junior preferred stock, par value $0.01 per share, at a purchase price of $100.00 per unit, subject to adjustment.

         Initially, the rights will attach to all certificates representing shares of outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock and the distribution date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "stock acquisition date") that a person or group of affiliated or associated persons, other than us, any subsidiaries or any or our or our subsidiaries employee benefit plans (an "acquiring person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of common stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of common stock. Until the distribution date, (i) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after November 23, 1998 (also including shares distributed from treasury stock) will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificates.

         The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the rights agreement unless earlier redeemed by us.

         As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights.

         In the event that (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock shall remain outstanding,
(ii) a person becomes the beneficial owner of 15% or more of the then outstanding shares of our common stock, (iii) an acquiring person engages in one or more "self-dealing" transactions as set forth in the rights agreement, or
(iv) during such time as there is an acquiring person, an event occurs which results in such acquiring person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, units of series A junior preferred stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of series A junior preferred stock issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

         In the event that, at any time following the stock acquisition date,
(i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

         The purchase price payable, and the number of units of series A junior preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the series A junior preferred stock, (ii) if holders of the series A junior preferred stock are granted certain rights or warrants to subscribe for series A junior preferred stock or convertible securities at less than the current market price of the series A junior preferred stock, or (iii) upon the distribution to the holders of the series A junior preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We are not required to issue fractional units. In lieu thereof, an adjustment in cash may be made based on the market price of the series A junior preferred stock prior to the date of exercise.

         At any time until ten days following the stock acquisition date, a majority of the board of directors may redeem the rights in whole, but not in part, at the redemption price of $0.01 per right, payable, at the election of such majority of the board of directors, in cash or shares of our common stock. Immediately upon the action of a majority of the board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

         Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of series A junior preferred stock, or other consideration.

         Any of the provisions of the rights agreement may be amended at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

         The units of series A junior preferred stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by us.

         Each unit of series A junior preferred stock will have a minimum preferential quarterly dividend rate of $0.01 per unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on our common stock.

         In the event of liquidation, the holder of a unit of series A junior preferred stock will receive a series A junior preferred liquidation payment equal to the greater of $0.01 per unit or the per share amount paid in respect of a share of our common stock.

         Each unit of series A junior preferred stock will have one vote, voting together with the common stock. The holders of units of series A junior preferred stock, voting as a separate class, shall be entitled to elect two directors if dividends on the preferred stock are in arrears for six fiscal quarters.

         In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each unit of series A junior preferred stock will be entitled to receive the per share amount paid in respect of each share of common stock.

         The rights of holders of the series A junior preferred stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the series A junior preferred stock's dividend, liquidation and voting rights, the economic value of one unit of series A junior preferred stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is American Stock Transfer and Trust Co. of Brooklyn, New York.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting
agreement dated         , we and the selling stockholders have agreed to sell to
the underwriters named below, for whom Credit Suisse First Boston Corporation and Dresdner Kleinwort Benson North America, L.L.C. are acting as representatives, the following respective numbers of shares of common stock:
                                                                   Number
                       Underwriter                                of Shares
                       -----------                                ---------
     Credit Suisse First BostonCorporation....................
     Dresdner Kleinwort Benson North America, L.L.C. .........
                                                               ------------
       Total..................................................  3,500,000
                                                               ============

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to ________ additional shares from us and an aggregate of ________ additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offerings the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                       Per Share                            Total
                                            -----------------------------       ---------------------------------
                                               Without            With            Without             With
                                            Over-allotment   Over-allotment    Over-allotment    Over-allotment
                                            --------------   --------------    --------------    --------------
Underwriting Discounts and Commissions
paid by us  . . . . . . . . . . . . . .         $                 $            $                 $
Expenses payable by us  . . . . . . . .         $                 $            $                 $

Underwriting Discounts and Commissions
paid by selling stockholders . . . . . .
                                                $                 $            $                 $
Expenses payable by the selling
stockholders. . . . . . . . . . . . . .         $                 $            $                 $




     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     Our executive officers, directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     The restrictions described in the immediately two preceding paragraphs do not apply to:

         o        the sale of shares to the underwriters;

         o the issuance by us of shares of common stock as consideration for the purchase by us of any business or assets to parties that agree to be bound by the restrictions above;

         o transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

         o certain permitted transfers by our stockholders to related parties that agree to be bound by the restrictions above; or

         o issuances of shares of our common stock or options to purchase shares of our common stock pursuant to our employee benefit plans in existence on the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

         o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

         o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

         o In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

         o the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

         o where required by law, that the purchaser is purchasing as principal and not as agent, and

         o        the purchaser has reviewed the text above under Resale
                  Restrictions.

Rights of Action (Ontario Purchasers)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by us will be passed upon for us by Shearman & Sterling, New York, New York. The validity of the shares of common stock offered by the selling stockholders will be passed upon by Good, Wildman, Hegness & Walley, Newport Beach, California. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended February 26, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file reports, proxy statements, and other information with the Securities and Exchange Commission and the Nasdaq National Market. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Reports and other information concerning us can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained form the locations described above. Statements contained in this prospectus as to the contents of any document are not necessarily complete. You should refer to the document for all the details.

         You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference herein, is accurate only as of the respective dates of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

         o        incorporated documents are considered part of the prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file later with the SEC will automatically update and supercede this information.

         We incorporate by reference the documents listed below which we filed with the SEC under the Securities and Exchange Act of 1934:

         o our annual report on Form 10-K for the fiscal year ended February 26, 2000; and

         o our quarterly reports on Form 10-Q for the fiscal quarterly periods ended May 27, 2000, August 26, 2000 and November 25, 2000;

         You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

                  BE Aerospace, Inc.
                  1400 Corporate Center Way
                  Wellington, Florida  33414
                  Attention: General Counsel
                  (561) 791-5000

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering:

         o reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

         o definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

         o any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

         Such documents will become a part of this prospectus from the date such documents are filed.

         Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

                                     [logo]

                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers fee and the NASDAQ Listing Fee are estimated.

          Securities and Exchange Commission registration fee.... $ 23,018
          NASD filing fee........................................    9,708
          NASDAQ listing fee.....................................        *
          Legal fees and expenses ...............................        *
          Transfer Agent and Registrar fees and expenses ........        *
          Accounting fees and expenses...........................        *
          Blue Sky fees and expenses (including counsel fees)....        *
          Printing expenses......................................        *
          Miscellaneous..........................................        *
                                                                  --------------
                           Total................................. $      *
                                                                  ==============
-----------------------
* To be provided by amendment.


Item 15.  Indemnification of Directors and Officers.

Limitation on Liability of Directors

         Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law (the "DGCL"), Paragraph 11 of BE Aerospace ` certificate of incorporation (the "Certificate") eliminates the personal liability of BE Aerospace ` directors to BE Aerospace or its stockholders for monetary damages for breach of fiduciary duty, including, without limitation, directors serving on committees of BE Aerospace's board of directors (the "Board"). Directors remain liable for (1) any breach of the duty of loyalty to BE Aerospace or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) any violation of
Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and (4) any transaction from which directors derive an improper personal benefit.

Indemnification and Insurance

         In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants BE Aerospace ` directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party
(1) by reason of the fact that they are or were directors or officers of BE Aerospace or (2) by reason of the fact that, while they are or were directors or officers of BE Aerospace , they are or were serving at the request of BE Aerospace as directors or officers of another corporation, partnership, joint venture, trust or enterprise.

         Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to BE Aerospace by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. BE Aerospace may not indemnify or make advance payments to any person in connection with proceedings initiated against BE Aerospace by such person without the authorization of the Board.

         In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of the DGCL, or any successor provisions or amendments thereunder.

         In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of BE Aerospace and to inure to the benefit of the indemnitee's heirs, executors and administrators.

         Paragraph 11 further provides that the right to indemnification is not exclusive of any other right that any indemnitee may have or thereafter acquire under any statute, the Certificate, any agreement or vote of stockholders or disinterested directors or otherwise, and allows BE Aerospace to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

         The form of Purchase Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, BE Aerospace has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Certificate authorizes BE Aerospace to purchase insurance for directors and officers of BE Aerospace and persons who serve at the request of BE Aerospace as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise against any expense, liability or loss incurred in such capacity, whether or not BE Aerospace would have the power to indemnify such persons against such expense or liability under the DGCL. BE Aerospace intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse BE Aerospace for potential costs of its corporate indemnification of directors and officers.

Item 16.  Exhibits and Financial Statements Schedules.

         The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17.  Undertakings.

         We undertake that, for the purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         We undertake that:

            (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 15, 2001.

                                    BE AEROSPACE, INC.


                                    By:      /s/      Amin J. Khoury
                                          --------------------------------------
                                          Amin J. Khoury, Chairman of the Board

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Amin J. Khoury and Thomas P. McCaffrey, and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto, any related registration filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 15, 2001.

Signature                                 Title
---------                                 -----

         /s/Amin J. Khoury                Chairman of the Board
-------------------------------------
         Amin J. Khoury


         /s/Robert J. Khoury              Vice Chairman of the Board
-------------------------------------     and Chief Executive Officer
         Robert J. Khoury                 (principal executive officer)


         /s/Thomas P. McCaffrey           Corporate Senior Vice President
-------------------------------------     of Administration and
         Thomas P. McCaffrey              Chief Financial Officer (principal
                                          financial and accounting officer)


         /s/Jim C. Cowart                 Director
-------------------------------------
         Jim C. Cowart


         /s/Richard G. Hamermesh          Director
-------------------------------------
         Richard G. Hamermesh


         /s/Brian H. Rowe                 Director
-------------------------------------
         Brian H. Rowe

                                  EXHIBIT INDEX

                                                                   Sequentially
                                                                     Numbered
Exhibit No.                     Description                           Page
-----------                     -----------                           ----

    1.1**   Form of Underwriting Agreement

    3.1     Amended and Restated Certificate of Incorporation (1)

    3.2 Certificate of Amendment of the Restated Certificate of Incorporation (2)

    3.3 Certificate of Amendment of the Restated Certificate of Incorporation (3)

    3.4     Amended and Restated By-Laws (4)

    4.1     Specimen Common Stock Certificate (1)

    4.2     Rights Agreement between the Company and BankBoston,
            N.A., as rights agent, dated as of November 12, 1998
            (4)

   5.1**    Opinion of Shearman & Sterling

   23.1**   Consent of Shearman & Sterling (included in
            Exhibit 5.1)

   23.2* Consent of Deloitte & Touche L.L.P., as independent accountants for BE Aerospace, Inc.

    24.1 Powers of Attorney (included in signature pages of this Registration Statement)

   99.1* Share Purchase and Sale Agreement dated effective as of February 24, 2001 among BE Aerospace Inc., Alson
            Industries Inc., and the stockholders of Alson

   99.2* Share Purchase and Sale Agreement dated as of effective as of February 24, 2001 among BE Aerospace
            Inc., DMGI Inc., and the stockholders of DMGI

   99.3* Share Purchase and Sale Agreement dated effective as of February 24, 2001 among BE Aerospace Inc., T.L.
            Windust Machine, Inc. and the stockholders of Windust

----------------------------------------------
*    Filed herewith.
**   To be filed by amendment.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (No. 33- 33689), filed with the Commission on March 7, 1990.
(2) Incorporated by reference to the Company's Registration statement on Form S-1, as amended (No. 33- 54146), filed with the Commission on November 3, 1992.
(3) Incorporated by reference to the Company's Registration Statement on Form S-3, as amended (No. 333- 60209), filed with the Commission on July 30, 1998.
(4) Incorporated by reference to the Company's Current Report on Form 8-K dated November 12, 1998, filed with the Commission on November 18, 1998.